94


03022611

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vendex Intl NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4120 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

82-4120

VENDEX KBB

Annual Report 2002/03

Vendex Int'l NV

AR/S
1-31-03

03 JUN -4 AM 7:21

Excellence in Retail

Royal Vendex KBB N.V.

The shares are also traded via a 144A American Depositary Receipt (ADR) programme in the United States. Options on Vendex KBB shares are traded on Euronext Amsterdam.

Share price

The Vendex KBB share price fell by a net 31% in 2002/03 (compared with – 41% for the AMX Index). The share price trend is compared with the AMX Index and the DJ Retail Index in the graph below.

Price on January 31, 2002	€ 12.91
Lowest price (October 9, 2002)	€ 7.46
Highest price (May 14, 2002)	€ 16.20
Price on January 31, 2003	€ 8.92

The effective stock exchange turnover in 2002/03 was € 670 million, for which 56 million shares were traded (single counted). Reflecting the fall in the share price, the market capitalisation decreased to approximately € 800 million (2001/02: € 1.2 billion).

Distribution of shareholdings

It is estimated that, as at January 31, 2003, 51% of the total number of (depositary receipts for) ordinary shares were held by institutional investors abroad, 24% by Dutch institutions and 25% by private investors. The estimated geographical distribution of shareholdings as at January 31, 2003, was: Netherlands 47%, United Kingdom and Ireland 17%, United States and Canada 13%, Belgium and Luxembourg 8% and the rest of the world 15%.

Dividend policy

The dividend policy is to distribute between 30% and 40% of net profit (before non-recurring items) as dividend on the ordinary shares. The dividend percentage will depend partly on the actual and expected results. An interim dividend is distributed in September, normally amounting to approximately 30% of the total dividend for the previous financial year.

Financial calendar

Annual General Meeting of Shareholders	May 14, 2003
Publication of 1st quarter 2003/04 sales figures	May 14, 2003
Ex-final dividend quotation from	May 16, 2003
Final dividend payable from	May 22, 2003
Publication of 2nd quarter 2003/04 sales figures	August 13, 2003
Publication half-yearly report 2003/04	September 9, 2003
Ex-interim dividend quotation from	September 10, 2003
Interim dividend payable from	September 15, 2003
Publication of 3rd quarter 2003/04 sales figures	November 12, 2003

Share price



130%
110%
100%
90%
70%
50%
February 1, 2002
April 30, 2002
July 31, 2002
October 31, 2002
January 31, 2003
Vendex KBB
AMX
DJ European Retail Index

Information for Shareholders

The object of Vendex KBB's active investor relations policy is to keep investors adequately informed. Many presentations were given last year for analysts and investors, in the Netherlands and abroad. Vendex KBB also organised two 'Retail Days' at which presentations were given on the group and the sector in which it operates. The aim of these activities is to facilitate the evaluation of the Vendex KBB share and encourage a broad spread of share ownership among institutional and private investors. Relevant information on Vendex KBB and recent press releases can be found at the website www.vendexkbb.com. Questions and requests for annual reports can also be submitted by e-mail at info@vendexkbb.nl.

Shares

The group has several classes of (depositary receipts for) shares, which are analysed in the table below by class, number in issue, nominal value and percentage share of the voting rights as at January 31, 2002. The total of depositary receipts for ordinary shares includes approximately 2.1 million shares repurchased by the company in 2002/03.

Class	Number (x 1,000)	Nominal value	Voting rights
Ordinary shares (as listed depositary receipts)	91,371	€ 0.02	69%
Class B preference shares (as non-exchangeable depositary receipts)	21	€ 40	31%

Class C preference shares (with a nominal value of € 100) may also be issued. The Class C preference shares are an anti-takeover defence and may be issued to Stichting Preferente aandelen C Koninklijke Vendex KBB (see also page 70). The Class B and Class C preference shares are not listed and are not included in free float calculations. The free float of depositary receipts for ordinary shares as at year-end 2002/03 was 100%.

Corporate governance

The General Meeting of Shareholders will consider a proposed amendment to the Articles of Association which will improve the position of depositary receipt holders. If the proposal is approved, holders of depositary receipts for Vendex KBB ordinary shares who wish to exercise their voting rights will be granted an unrestricted proxy for the duration of the general meeting. Proxies may not be granted or, once granted, may be withdrawn in certain circumstances, for example if the company is facing a hostile takeover. This will not affect the right of holders of depositary receipts who are natural persons to exchange their depositary receipts at any time for voting shares up to a maximum of 1% the share capital.

In connection with the proposed amendment to the Articles Association, the number of votes which can be cast in respect of the Class B preference shares will also be changed. The Class B preference shares represent only a very small proportion of the enterprise value, but account for over 30% of Vendex KBB's issued capital and related voting rights. All the Class B preference shares are held by Stichting Administratiekantoor van preferente aandelen B Koninklijke Vendex KBB (trust office), in exchange for which it has issued non-exchangeable depositary receipts.

A provision will be incorporated into the administration conditions of the trust office which will relate the voting rights on the Class B preference shifts to the ratio between the value of a Class B preference share and that of a depositary receipt for an ordinary share. The trust office's voting rights will be calculated by dividing the total nominal value of the Class B preference shares held by the trust office by the market price of a depositary receipt for an ordinary share. This will reduce the voting rights on the Class B preference shares to less than 1%.

Shareholder interests

As far as Vendex KBB is aware, no shareholder has an interest of more than 5% in the listed (depositary receipts for) common shares. Holdings of Class B preference shares increase the interests of several shareholders to more than 5%. These are Aegon Deelnemingen B.V., Fortis Utrecht N.V., Delta Lloyd Verzekeringsgroep N.V. and Internationale Nederlanden Verzekeringsgroep N.V. Interpolis N.V. has an interest of more than 10%.

Movements in ordinary shares in issue (x 1,000)

Balance as at January 31, 2002	91,371
Repurchased to cover stock option plan	- 1,510
Repurchased for cancellation	- 552
Balance as at January 31, 2003	89,309
Average number of shares in issue	90,508

Stock exchange listing

The depositary receipts for ordinary shares are listed on Euronext Amsterdam (stock code VDX) and are included in the following indices:

Index	Weighting *(as at January 31, 2003)*
AMX-index	6.96%
Next 150	1.04%
MSCI Europe	0.02%
MSCI Netherlands	0.28%

Royal Vendex·KBB N.V.

Royal Vendex KBB is a leading non-food retailer in the Netherlands which is expanding into other countries with a range of store formats. The group has a presence in seven countries: the Netherlands, Belgium, Luxembourg, Denmark, Germany, France and Spain. With a workforce of 44,000, the group generated net turnover of around € 4.4 billion in the 2002/03 financial year. Vendex KBB operates 15 store formats and a total of almost 1,700 outlets.

Vendex KBB has a rich history dating back more than a hundred years. Its origins are Magazijn de Bijenkorf, founded in 1870, and Vroom & Dreesmann, founded in 1887. These two Amsterdam-based companies developed over the years into major players in the Dutch retail trade. Vendex KBB shares are listed on Euronext Amsterdam and are included in the AMX index.

The group's store formats, which are grouped into six business units on the basis of the markets they address, have their own individual market position, marketing strategy and identity. V&D, HEMA and Bijenkorf are independent business units and separate profit centres. The speciality stores are grouped into three business units: DIY, Fashion and Consumer Electronics.

Vendex KBB has a decentralised organisational structure with a compact group staff organisation which performs predominantly support and coordination functions in such areas as human resources, legal affairs, finance, taxation, insurances, information technology and property management.

The Board of Management develops group strategy and is involved in the commercial positioning, expansion and international expansion of the store formats. The managements of the operating companies enjoy a considerable degree of commercial freedom, which enables them to adopt an adaptable, market-oriented approach and give high priority to product and service quality. The staff of these flexible operating companies are encouraged to be creative and take responsibility.

Board of Management
P.E. Hamming, chairman
J.B.J.M. Hunfeld
M.H.M. Smits

Supervisory Board
H. Langman, chairman
F.A. Maljers
J. den Hoed
J.M.M. Maeijer
Mrs. K.M.H. Peijs
H.A.P.M. Pont
Mrs. S.C.Tóth

Contents

This is a translation of the report published in Dutch.
Only the Dutch edition will be submited to the shareholders for approval.



Report of the Supervisory Board

Financial statements and appropriation of profit
We herewith submit for your approval the financial statements for the 2002/03 financial year as drawn up by the Board of Management. The financial statements have been audited by KPMG Accountants N.V., whose opinion can be found on page 68. On the basis *inter alia* of their opinion and their reports, we have adopted the financial statements and recommend their approval.

The Board of Management has resolved, with the approval of the Supervisory Board, to appropriate € 156 million of the net profit to reserves and to distribute the € 46 million remaining after payment of the dividend on the preference shares as dividend on the (depositary receipts for) ordinary shares. Details of the dividend arrangements can be found on page 68.

Board changes
In accordance with the intention announced at the Annual General Meeting of Shareholders, the Supervisory Board reappointed Messrs. J. den Hoed and H.A.P. M. Pont, who were retiring by rotation, immediately after the meeting on May 15, 2002.

Having reached the age limit prescribed by the Articles of Association, Mr. H. Langman, the chairman, and Mr. J.M.M. Maeijer, are due to retire from the Supervisory Board at the Annual General Meeting of Shareholders on May 14, 2003. The Board thanks Messrs. Langman and Maeijer most sincerely for the contribution they have made over many years, as chairman and member of the Supervisory Board, respectively, to the development of the group. Mr. Langman has been a member of the Board since 1991 and its chairman since 1992. Mr. Maeijer was appointed a member of the Board in 1973 and was closely involved in that capacity in the transformation of Vroom & Dreesmann B.V. from a family company into Koninklijke Vendex KBB N.V.

Mrs. S.C. Tóth is due to retire by rotation from the Supervisory Board in accordance with the Articles of Association. If the General Meeting of Shareholders chooses not to propose a candidate and raises no objection to the proposed reappointment, the Board will reappoint Mrs. Tóth immediately after the meeting on May 14, 2003. The Central Staff Council has given notice of its agreement.

The Board has resolved to reduce the number of members from seven to six after Messrs. Langman and Maeijer stand down on May 15, 2003. Their departure will therefore leave one vacancy to be filled. The General Meeting of Shareholders may propose a candidate for appointment to this vacancy. The Board will notify the General Meeting of Shareholders as soon as possible of the candidate it proposes for this appointment.

Immediately after the General Meeting of Shareholders on May 14, 2003, the Board also intends to appoint Mr. F.A. Maljers, the present vice-chairman, as chairman of the Supervisory Board.

The General Meeting of Shareholders will be invited to consider a proposal to abolish the age limit for members of the Supervisory Board under the Articles of Association. The Board has included a provision in its by-laws setting out the intention to limit a member's total term of office to twelve years (a maximum of two reappointments), subject to the proviso that this rule may be departed from where it is in the company's interests.

Supervision
The course of business was discussed with the Board of Management last year at meetings held in accordance with a fixed schedule. The full Supervisory Board met with the Board of Management on eight occasions in 2002/03. Further meetings were held between the Board of Management and a committee of the Supervisory Board to discuss the development of group strategy.

The sale of ten formats to investment company CVC was discussed at length with the Board of Management. Several meetings were devoted to the major acquisition of the international Brico DIY group and the onward sale of Brico's activities in France, Spain and Portugal to Leroy Merlin. Other topics for discussion at the meetings with the Board of Management included movements in the share price, the pension fund's financial position and developments within the V&D and Bijenkorf stores. The Supervisory Board was also consulted on operating performance, the operating and investment budgets, the financial results, the risks associated with the company's activities, the reporting by the Board of Management on the internal control systems, financing, acquisitions, investments, disposals and various aspects of social policy. The Board also discussed its own functioning and the composition and functioning of the Board of Management.

A delegation from the Supervisory Board holds a meeting with representatives of the Central Staff Council once a year for a frank and open discussion of developments within the group and group strategy. Members of the Supervisory Board also attend the consultative meetings with the Central Staff Council. A delegation from the Board held a number of interim meetings with the Board of Management on the implementation of group strategy.

The Audit Committee, under the chairmanship of Mr. Den Hoed, met three times in 2002/03. Meetings of the Audit Committee are generally attended by the external auditors. Thanks to the preparatory work done by the Audit Committee in its field of expertise, the Board has more opportunity for substantive discussions with the Board of Management on group strategy and operational matters.

The Board's Remuneration Committee, under the chairmanship of Mr. Langman, held several meetings in the year under review at which the various components of the remuneration received by the members of the Board of Management were discussed in detail.

The Board thanks the Board of Management, the Group Management Council, the local management teams and the employees for their efforts in 2002/03.

Amsterdam, April 7, 2003

Foreword by the Board of Management

The economic climate changed dramatically last year. Dutch economic growth practically came to a standstill and consumer confidence fell to the lowest level since 1983. The Netherlands is one of the poorest-performing countries in the eurozone, with only Italy and Germany - where there was no growth at all last year - faring worse. Consumer spending showed a similar pattern, with volume growth of only 1% in the Netherlands and negative growth in Germany. Consumers are increasingly being tempted by price cuts and campaigns.

The lack of growth in consumer spending and heightened price competition were also reflected in the retail mix in the Netherlands, with weaker players rapidly losing market share or closing down. This in turn affected the retail property market, with vacancy rates rising and growing pressure on rents away from the prime locations. Demand for the prime locations remained high, supported largely by the expansion of several foreign store chains.

Despite the rapidly worsening market conditions last year, Vendex KBB performed well in most sectors, with four of the six business units (HEMA, DIY, Fashion and Consumer Electronics) reporting improved results. Despite higher sales, increased pressure on margins translated into a substantially lower result for Bijenkorf. V&D posted a heavy loss, due to the significant expense incurred in revitalising the format and clearing old stock.

Focus and international expansion
The key aims of the strategy we have pursued since the Vendex/KBB merger have been to streamline our extensive portfolio of retail formats and embark on international expansion of our businesses, which have practically reached full maturity in the Netherlands and have the potential to be successful in other countries. A wave of consolidation among the European store chains was also expected.

Good progress has been made with the implementation of this strategy since the merger. Through a series of disposals, the move towards a less complex and considerably more focused group is proceeding well. After the termination or disposal of Kreymborg (fashion), Amici (fashion), Kien (fashion) and FAO Schwarz in previous years, 2002/03 saw the termination of the Dixtone


VENDEX
VENDEX

The Board of Management: Marcel Smits, Ed Hamming (chairman) and Jeroen Hunfeld telecommunications format, the sale to international investment company CVC of six companies (Hans Anders opticians group, Siebel jewellers group, Kijkshop, Perry Sport, Scapino and Prénatal) operating a total of ten retail formats and the disposal of America Today. While most of the chains we sold held strong market positions in the Netherlands, they were less suitable for international expansion under our control. The Consumer Electronics business unit had already strengthened its position with the acquisition of Modern Electronics, It's and Dynabyte in prior years.

At the same time, we have actively pursued the development of the businesses which have international potential. One significant event last year was the acquisition of Brico, the leading Belgian DIY chain, with effect from April 1, 2002. This acquisition has added an international dimension to our DIY business unit, which was until recently oriented towards the Dutch market. The Fashion business unit achieved faster international growth, while HEMA stepped up the pace of expansion in Belgium and is currently conducting trials with three stores operating different formats on the German market.

Since the process of consolidation among store chains on the European market is not yet under way and in the light of the disappointing performance of V&D and Bijenkorf, the main focus for these business units will be on restoring profitability.

Thanks to the rapid progress we have made since the merger in implementing the other elements of our strategy, sufficient new opportunities have been created, for certain formats in particular and for the group in general, for us to achieve the growth and international expansion to which we aspire.

HEMA
HEMA has worked successfully to improve its profitability in recent years, and the 2002/03 result was the highest in its over 75-year history. HEMA's strategy is designed to achieve sustained growth in turnover and profitability. The pace of expansion in Belgium increased and trials are in progress in Germany with three stores to test whether the format can also be adapted for expansion into that market.

V&D
Last year was a year of transition for the V&D department store format. A start had been made the year before on the design of a new merchandise organisation. Old stocks were ruthlessly cleared to make room for new collections and ranges. There was a non-recurring charge of approximately € 48 million against the result for the revitalisation of the V&D format. We expect the organisational and commercial changes we have made to bring a recovery in turnover and results from the current year onwards. Consumer reaction to the new ranges, store designs and updated multimedia marketing communications are encouraging. V&D will continue to focus all its attention on further improving its results in the years ahead.

Bijenkorf
Bijenkorf suffered more than other formats last year from the abrupt decline in consumer confidence. Although marketing campaigns and price cuts succeeded in keeping turnover up, they also exerted heavy pressure on margins and severely depressed the result. Action has now been taken to restore profitability to its former level. The composition and pricing structure of the brand portfolio have been adjusted and head office and store operating costs are being reduced. The first effects of these measures should become apparent this year. Bijenkorf will also focus primarily on restoring profitability in the coming years.

DIY
The DIY business unit has made good progress on the road to international expansion. The acquisition of Brico in Belgium has made Vendex KBB the market leader in this sector in the Benelux. Synergy between the formats will start to bring benefits this year. Our strategy is to continue strengthening our market position in Belgium (by extending existing stores, opening new stores and, possibly, by making acquisitions) and raising the profitability of the business unit as a whole.

Fashion
Following the streamlining of the portfolio which has been undertaken in the past few years, this business unit now consists of three internationally oriented and highly profitable formats, which are being given the scope they need for faster international expansion: M&S Mode mainly in France and Spain and Hunkemöller in Denmark and France, while Claudia Sträter will be testing the German market in the second half of this year with the first store in Germany.

Consumer Electronics
Following the sale of a number of hard-goods formats, a coherent Consumer Electronics business unit was formed last year. The five formats managed by this business unit are highly complementary in terms of product range and market position. Vendex KBB is market leader in consumer electronics in the Netherlands. The business unit will continue to focus primarily on the Dutch market. To secure a successful future, it is now important to develop the business unit into a strong and healthy entity.

Non-food retailing is making rapid advances in internationalisation and professionalisation. It is essential that Vendex KBB continues to pursue an active portfolio policy. To ensure successful growth, high priority is being given to the development of skills which will continue to distinguish us clearly from the competition. A great deal has happened in recent years within the existing organisation, at both operating companies and head office, while we have been laying the foundations for solid improvements in all aspects of our operations, the most significant of which are discussed below.

Quality of management
The organisation is now more professional even compared with a few years ago. The management teams are up to strength in all areas and the operating companies are run by competent managers who are well equipped, at both the professional and personal level, to implement the agreed plans.

Management development
The quality, composition and potential for advancement of senior management are evaluated annually. Internal training courses were introduced last year under the Vendex KBB Business School label. The most important of these is the Senior Management course, which is designed to improve management skills. Most of the operating companies are now also running their own internal courses, combined with officially approved upper secondary vocational (MBO) and higher professional (HBO) courses which lead to officially recognised diplomas, to raise quality standards. Over 3,000 employees have now successfully completed one of these diploma courses.

Supply-chain management
Active, high-quality supply-chain management is central to all the

operating companies' strategies for the years ahead. Broadly speaking, the vertical model of organisation - with separate purchasing, logistics and sales departments - is making way for integrated horizontal supply-chain management systems. One of the main priorities in all cases is to increase the rate of stock turnover. It is still important to have the right products on sale at the right time, but rapid response to consumer demand is becoming an increasingly high priority.

Information and communications technology (ICT)
The ICT organisation, which used to consist of several separate units, has been greatly streamlined over the past few years. Under a new management team, a centre of expertise is being created which will seek to excel in maintaining and accumulating expertise in the interaction between business processes and a small group of applications. We are moving increasingly towards standard infrastructure and standard software packages, implemented as efficiently as possible, which are replacing applications built specifically for individual operating companies. With regular migration to the latest versions, the economic life of the principal applications is practically infinite, so the emphasis is shifting towards a continuous process of optimisation. Logistics and ICT management has been strengthened at all the operating companies.

Branding and communication
All the operating companies are working hard to reinforce brand identity and foster customer loyalty. Communication budgets have been increased in virtually all areas to support their efforts and our marketing communication is increasingly incorporating image-support elements. As well as our traditional promotional media, such as brochures and newspaper advertising, other media are being employed to reach the consumer, including TV, billboard, bus shelter and magazine advertising. We are increasingly tightening the focus at the customer group - and even at individual customer level - with more highly differentiated communication, aimed at increasing our customer knowledge and strengthening the ties with our customers via loyalty card schemes. Quantitative and qualitative market research is used intensively to monitor our performance in terms of name recognition, image and consumer rating.

Financial services
Our formats represent an immense force in distribution which is not yet being used to its full potential as a channel for selling financial products. The Consumer Electronics business unit is doing good business with sales of extended guarantees and Bijenkorf has a successful customer card programme (BIJcard) incorporating credit facilities. V&D sells insurance and other financial products over the counter at the Vendopolis branches in 29 of the larger stores. More financial products developed by the new Vendex KBB Cards & Financial Services (CFS) knowledge centre will be launched in the current year.

Personnel
In conclusion, we should like to compliment our staff on their achievement. They are the vital link in our relationship with the customer. Strategic choices, commercial positioning, product range and pricing are critical success factors, but good service and professional advice on the shop floor are no less important. The millions of satisfied customers they serve every day are a measure of their contribution to achieving 'Excellence in Retail'.

Security

Vendex KBB redoubled its efforts in the fight against shop crime and fraud last year. Wherever large numbers of people gather, it is essential to maintain security and prevent antisocial and criminal behaviour. Vendex KBB gives high priority to creating a safe working and shopping environment, by taking preventive action and maximising the sense of security for both employees and customers.

Vendex KBB spends over € 40 million a year on security for people and property and invests heavily in training, for both new and current staff, in security techniques and preventive measures. Despite these efforts, shop crime and fraud are still on the increase, with an average of a thousand cases a month being reported to the police last year. The damage, both emotional and economic, is substantial.

A programme was launched in 2002/03 in consultation with the operating companies, which aims to reverse this negative trend by prioritising ten measures, including banning persistent offenders from stores, increasing CCTV surveillance and additional training. The Dutch government has been advised of the action being taken and planned under this programme.

A declaration of intent was signed in January 2003 by several retail sector organisations, represented by the Retail Platform, and the authorities responsible for crime prevention and security in Amsterdam, whereby the parties agreed to adopt a more rigorous approach to controlling shop crime. The declaration of intent listed 20 measures which will be given priority in the current year.

Report of the Board of Management

Presentation

The group owns an extensive property portfolio, consisting primarily of the retail properties used by HEMA, Bijenkorf and, to a lesser extent, V&D. In the past, the reported results of these three business units were actually the combined results of two separate activities - store operation and property portfolio management - which meant that they were not strictly comparable with the DIY, Fashion and Consumer Electronics business units, virtually all of whose stores are leased from third parties.

To address this anomaly, this report presents for the first time the results achieved on store operation based on commercial rents. Charging normal market rents internally to HEMA, Bijenkorf and V&D for premises owned by the group eliminates the effect of property ownership. The results on this basis are referred to as the operating results on retail activities.

At the same time, a separate property segment has been added to the segmented presentation of the results by business unit (see page 54 of the financial statements), which comprises the group-owned properties used by HEMA, Bijenkorf and V&D. Within the property segment, the difference between the market rents charged to the business units and the costs of ownership (depreciation and operating expenses borne by the lessor) is accounted for as net internal rental income.

This form of presentation clearly segregates the income generated by the property (net internal rental income) and that generated by retail trading *per se* (operating result on retail activities).

The benchmark for the retail activities has been adjusted accordingly. The operating result on retail activities is measured against the retail operating capital, which does not include the book value of the property owned by the group. The return on property is accounted for at group level.

These changes comply with the wishes of the financial community and bring the presentation into line with the internal reporting procedures which have been in place for some time.

The operating result on retail activities, the return on retail operating capital and the net internal rental income for the aggregate of the continued activities are presented by business unit in the segmented summary of turnover and results on page 54. The sum of the operating result on retail activities and the net internal rental income is the operating result on continued activities as included in the profit and loss account.

Adjustment for disposals
The termination of one format and the sale of several others in 2002/03 resulted once again in a substantial change in the composition of the group. The turnover and results of the formats which have been disposed of are accounted for in the profit and loss account in discontinued activities. The figures for the relevant business units (Fashion and Consumer Electronics) for the previous financial year have been restated to facilitate comparison.

Comparison based on 52 weeks
The year under review consisted of 52 weeks and 2001/02 consisted of 53 weeks. In this report, movements in turnover for both years are stated on a like-for-like basis of 52 weeks.

Net turnover and operating result on retail activities

Continued activities	Net turnover		Operating result on retail activities		Return on retail operating capital (in %)	
(x € million)	2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
HEMA	933	924	37	32	29	27
V&D	856	890	- 59	12	- 33	6
Bijenkorf	420	406	2	17	2	23
DIY	1,066	737	78	57	26	35
Fashion	455	424	46	44	46	46
Consumer Electronics	589	590	25	14	34	19
Other activities/holdingcompany	38	47	- 31	- 7		
Total	4,357	4,018	98	169		
Net internal interest income			40	37	8	7
Operating result			138	206	11	18

Report of the Board of Management

Review of operations

In a somber economic climate, Vendex KBB ended the year with a satisfactory result, with five of the six business units reporting higher turnover and four (HEMA, DIY, Fashion and Consumer Electronics) posting improved retail operating results. As expected, the Brico DIY chain in Belgium, which was acquired in 2002/03, also contributed to the result last year. However, the good progress made by these business units was not sufficient to compensate for weaker performance by the V&D and Bijenkorf department store formats and a number of non-recurring charges.

Net turnover on the continued activities amounted to almost € 4.4 billion. On the basis of a 52-week year, turnover was up by over 10%. These figures include Brico, the Belgian DIY chain which was acquired on April 1, 2002. Discounting the effect of this acquisition, turnover growth amounted to 2.3%. Increased sales were reported by the Fashion (+9.4%), Bijenkorf (+5%), DIY (+4% excluding Brico), HEMA (+2.9%) and Consumer Electronics (+1.7%) business units. Turnover at V&D was down by 2.6%. The total number of outlets supporting the continued activities increased by a net 136 (of which Brico accounted for 101) to 1,673. The number of employees increased from 41,900 to 43,900.

HEMA
With the result up 16% at the € 37 million, the HEMA format had an excellent year in all respects. Turnover growth accelerated during the first nine months and, by the fourth quarter, equalled the record set in the last quarter of 2001/02. The expanding Belgian organisation also made a valuable contribution to the improvement in turnover and result. HEMA opened the first of two trial stores in Germany at the end of 2002.

V&D
V&D posted a negative result of € 59 million in the reporting year, compared with a profit of € 12 million the year before. This figure includes a non-recurring charge of approximately € 48 million in respect of the clearance of old stocks, the introduction of a new stock valuation method, store remodelling and various organisational changes, including changes at head office. Of this € 48 million, € 25 million related to stocks (of which € 7 million remained at the end of the financial year in the form of a provision for obsolescence), € 18 million related to restructuring (of which € 14 million remained at year-end in the form of a provision) and € 5 million related to additional marketing effort. The reporting year was a year of transition for V&D, which is aiming to restore turnover and profitability, from the current year onwards, by introducing new ranges more frequently, carrying more A brands, updating the stores and pursuing a multimedia communication strategy.

Bijenkorf
Bijenkorf, which saw its result fall from € 17 million in 2001/02 to € 2 million in the reporting year, increasingly felt the effects of waning consumer confidence on its sales as the year progressed. Although marketing campaigns and price-cutting maintained turnover growth, they also put pressure on margins and hence on the result. Another factor in the sharp decline in the result was the disappointing level of Christmas sales by Bijenkorf Business Gifts. Adjustments to the composition and pricing structure of the brand portfolio and reductions in head office and store operating costs are expected to bring an improvement in the result this year.

DIY
The DIY business unit's result turned out 37% higher at € 78 million. The acquisition of Brico in Belgium, which has been included in the consolidation since April 1, 2002, accounted for most of this increase. The business unit's existing operations in the Netherlands (Praxis and Formido) also performed well, returning a result almost 11 % higher on turnover growth of 4%. Close cooperation between the Dutch and Belgian organisations, which made rapid strides last year, is expected to bring savings on the purchasing side, which will be reflected in sustained growth in turnover and profitability.

Fashion
Fashion's result increased by 4.5 % to € 46 million. Turnover developed well, with double-digit growth in all quarters except the second. All the formats contributed to this growth, especially Hunkemöller which more than doubled its result. Claudia Sträter also posted the best result in its history. M&S Mode's result fell short of the exceptionally high level of the year before, mainly due to a weak second quarter in the Netherlands and Belgium and a difficult market in Germany. In contrast, excellent results were achieved in France, where

Retail operating result

The retail operating result and internal rental income for HEMA, V&D and Bijenkorf are analysed in the table below and compared with the reported operating results of these business units for the previous year.

	HEMA		V&D		Bijenkorf	
	2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
Retail operating result	37	32	- 59	12	2	17
Net internal rental income	17	16	13	12	10	9
Operating result	54	48	- 46	24	12	26

M&S Mode has expanded rapidly. M&S Mode opened two trial stores in Spain at the end of the year.

Consumer Electronics
The Consumer Electronics business unit's result increased sharply to € 25 million, from € 14 million the year before. The main contributory factors were the marked improvement in Dixons' result and the strong recovery by Modern Electronics. The result includes net non-recurring income of € 7 million, comprising income from the termination of a contract for the distribution of mobile telephony and income and charges relating to the restructuring of Modern Electronics and the integration of its back office with that of the It's format.

Other activities/holding company activities
The other activities and holding company activities returned a negative result of € 31 million (2001/02: € 7 million negative), around € 20 million of which related to the operating loss and the cost of restructuring and streamlining the group ICT activities. These activities, which were formerly spread over three locations, have been brought together at a single centre of expertise in Amsterdam. This reorganisation also resulted in the sale last year of the ICT department in Sittard, which had been working mainly for third parties since the sale of several retail formats in the past few years. The restructuring of the ICT activities has been almost completed.

Return on retail operating capital
By way of supplementary information, the segmented analysis on page 54 shows the return on retail operating capital, which comprises the assets, excluding property and including goodwill purchased in connection with acquisitions, less short-term liabilities (mainly trade creditors) and operating provisions and disregarding interest-bearing debt and receivables and tax assets and liabilities. Detailed notes can be found on page 54 of the financial statements.

Operating result
As reported above, four of the six business units (HEMA, DIY, Fashion and Consumer Electronics) made good progress last year in implementing their growth strategy. However, the significant improvement in results which this achieved was not sufficient to compensate for the declining results of V&D and Bijenkorf, the non-recurring costs incurred in the revitalisation of the V&D format and the cost of restructuring the ICT organisation. The net effect was a decrease in the operating result on continued retail activities to € 98 million (2001/02: € 169 million). The operating result on continued activities including net internal rental income amounted to € 138 million (2001/02: € 206 million). The abridged profit and loss account below shows the relevant items in the calculation of net profit from operating result. For several items, there are substantial differences between the reporting year and the year before, the most striking being the operating result on discontinued activities, changes in value, taxation and extraordinary charges.

Operating result on discontinued activities
The operating result on discontinued activities in the year under review was a profit of € 162 million, consisting mainly of the book profit on the sale of six businesses to CVC and the group's share of the results of these businesses up to the date of transfer (July 31). The result on discontinued activities the year before (€ 119 million negative) largely reflected the sale of FAO Schwarz in January 2002 and consisted of the US toy chain's operating losses, the book loss on the sale and the cost of closure of many of the FAO Schwarz stores. The 2001/02 result also included the operating results of the businesses which were disposed of in that year.

Changes in value
Changes in value amounted to € 16 million negative in the reporting year, compared with € 6 million positive the year before. The decrease relates to the exceptional diminution in value of the group's interests in a number of Brazilian shopping centres, which were sold in the second half of 2002/03.

Taxation
The taxation item was low (€ 35 million) in 2002/03 mainly because the book profit on the sale of six businesses to CVC was not taxable. The year before, this item had been distorted by the tax effects of the sale of FAO Schwarz, with the set-off of the final liquidation losses against the results in the Netherlands reducing the tax liability considerably by € 85 million.

Extraordinary expenses
An appropriation of € 73 million (€ 48 million net) was made in 2001/02 to the group's merged pension funds and an insurer with which pension plans

Profit and loss account

(x € million)

	2002/03	2001/02
Operating result on continued activities	138	206
Amortisation of goodwill	- 7	0
Operating result on discontinued activities	162	- 119
Result on disposal of property	11	14
Total operating result	304	101
Financial income and expenses	- 49	- 51
Changes in value	- 16	6
Result before tax	239	56
Taxation	- 35	5
Participating interests	- 2	0
Result after tax	202	61
Extraordinary expenses (net)	—	- 48
Net result	202	13

have been placed. There were no extraordinary expenses in 2002/03.

Financial income and expenses
Financial expenses decreased slightly to € 49 million, reflecting the effect of the lower average money-market interest rates on an unchanged average debt position.

Net result
Non-recurring items which have already been discussed were responsible for the significant increase in net result, from € 13 million in 2001/02 to € 202 million last year. Net earnings per share amounted to € 2.23, compared with € 0.13 the year before.

Dividend
After the appropriation of € 156 million to reserves and the distribution of the 8% dividend on the Class B preference shares, € 46 million is available for distribution as dividend on the (depositary receipts for) ordinary shares. Assuming approval of the financial statements, an unchanged dividend of € 0.51 per (depositary receipt for an) ordinary share will be distributed. An interim dividend of € 0.18 was paid in September 2002. The final dividend will be distributed entirely in cash and will be payable as from May 22, 2003.

Cash flows
Cash flow from operations increased by € 33 million to € 244 million, mainly due to improved management of the operating working capital. The debt position was alleviated by several disposals (see the cash flow statement on page 44).

Investments
Substantial disposals in the reporting year reduced the cash flow from investing activities to € 31 million. Net disposals, including the downward value adjustment applied to the activities in Brazil, totalled € 286 million. Gross investments in continued activities were slightly higher than the year before, at € 198 million compared with € 193 million. The group invested heavily in the expansion of the DIY and Fashion businesses and the acquisition of Brico (see the review of investments by business unit on page 54).

Financing

Net interest-bearing debt at the end of the year under review totalled € 689 million. As at the balance sheet date, the company had access to unused lines of credit of over € 330 million. Of the long-term liabilities, € 259 million has to be repaid in the current year and a further € 240 million at the start of the next financial year. Negotiations are currently in progress with a syndicate of Dutch and foreign banks on the refinancing of this debt (totalling around € 500 million). It is likely that this refinancing will take the form of borrowing secured on property. As at the date of this annual report, negotiations on the refinancing arrangements had reached the closing stage.

Both Moody's and Standard & Poor's rate the group's creditworthiness as 'investment grade', with a stable outlook, as shown in the following table:

	Long-term	Short-term
Moody's	Baa3	P-3
Standard & Poor's	BBB-	A-3

After the announcement of the acquisition of Brico in Belgium, the group was placed on credit watch by Moody's and both the short-term and long-term ratings were subsequently revised downwards, to Baa3 and P-3, respectively, in June 2002.

The ratios which are relevant to the assessment of the group's creditworthiness (adjusted for the charges relating to the revitalisation of the V&D format) are set out below. The 2001/02 ratios have not been restated to reflect the changes in the composition of the group in 2002/03.

The group aims in the medium term to maintain an EBITDAR*/rent-adjusted net interest ratio of 6 or higher and a rent-adjusted net interest-bearing debt/EBITDAR ratio of under 2.5.

	2002/03	2001/02
EBITDA/net interest	6.9	8.0
EBITDAR*/rent-adjusted net interest**	4.7	5.0
Net interest-bearing debt/EBITDA	2.0	2.0
Rent-adjusted net interest-bearing debt***/EBITDAR	3.2	3.1

* Earnings before interest, taxation, depreciation, amortisation and rents
** Net interest plus 1/3 of annual rent commitment
*** Net interest-bearing debt plus 5x annual rent commitment

Pensions

Around 90% of the group's Dutch employees over 20 are members of the pension fund operated by Stichting Pensioenfonds Vendex KBB. The remaining 10% are members of sector-wide pension funds or insurance-based pension plans.

Stichting Pensioenfonds Vendex KBB

This foundation operates the Vendex KBB pension scheme and the pension schemes of the former Vendex and KBB. The pension scheme is an average-pay system with retrospective indexation. The pension regulations stipulate that indexation will only be applied if the fund's executive committee considers the foundation's financial position to be sufficiently strong. The financing of the foundation is regulated by an agreement with the company and is based on contributions deducted from pensionable salary. The sharing of the burden of contributions between the employer and employee is regulated by collective labour agreements.

The executive committee, which consists of eight members appointed by the active participants and pensioners and eight appointed by the employer, is responsible for implementing the scheme, determining contribution and indexation policy and managing the resources in the widest sense of the term. The pension scheme is self-administered. The majority of the insurance risks are reinsured. Asset management has been delegated to two asset managers. The foundation publishes its own annual report. The foundation's financial year runs from January 1 to December 31.

As at year-end 2002, the fund had approximately 85,000 members, of whom 30,000 were active members, 41,000 had paid-up pension entitlements and 14,000 were pensioners.

Estimated fund position

as at December 31, 2002 (x € million)

Equities and property	377
Fixed-interest securities	800
Available capital	1,177
Pension liabilities	1,165
Cover ratio as at December 31, 2002	101%

The equities and property and fixed interest securities are stated at market value. The pension liabilities consist of the present value, discounted at 4%, of the nominal pension rights as at December 31, 2002, and are calculated on the basis of the GB 1995–2000 mortality tables, applying a two-year reduction in age for male members and a one-year reduction in age for female members. A 2% surcharge is applied for disbursement expenses.

Although the liabilities are fully covered by the fund capital, the regulator requires a cover ratio, based on the minimum pensionable salaries and including an allowance for general risks, of 103%.

Given the financial outlook at the end of 2001, no indexation was applied as at January 1, 2002, but it was paid to pensioners in the form of an advance. Since the cover ratio as at December 31, 2002, had fallen below the minimum level required by the Pensions and Insurance Supervisory Authority (PVK), the fund's executive committee decided in January 2003 to extend its indexation resolution for a further year. The indexation factor with effect from January 1, 2003, has again been set at 0% and the contribution rate for 2003 has been increased to 17.6% of pensionable salary.

The company is consulting with the trade union organisations on supplementary measures. It should be noted that neither Stichting Pensioenfonds Vendex KBB nor its legal predecessors has granted the company discounts on or refunds of contributions in the past. At the time of the merger between Stichting Pensioenfonds Confidentia (ex Vendex) and Stichting Pensioenfonds KBB (ex KBB) with effect from January 1, 2001, the company made an additional appropriation of € 61 million in order to achieve financial equality between the two funds when they merged. The rate of 17.6% of pensionable salary is the maximum contribution for the company under the existing financing agreement.

Other pension schemes

Members of senior management of the operating companies are members of Stichting Directiepensioenfonds Vendex KBB, which operates a moderated final-pay scheme. This foundation is funded, in accordance with an agreement with the company, by contributions from pensionable salary, with a mechanism to correct for under- and over-funding. Pensioners were informed that their pensions would not be indexed with effect from January 1, 2003. The pensions of members and former members of the Board of Management are insured with Nationale-Nederlanden.

Human resources

Vendex KBB strives to be among the best employers in the retail sector. This principle is enshrined in the 'Human Resources Policy Framework', against which the policies of the business units and operating companies and their implementation are evaluated centrally.

Because the business units and operating companies themselves are responsible for the primary terms of employment, they are able to respond to the needs of their specific market position. The reintegration of disabled employees is a key element in the new collective labour agreements finalised at three business units.

Staff development is one of the group's top priorities. Training enables staff to do their jobs better, increases their motivation and offers prospects of advancement to other positions. The operating companies are increasingly combining their own internal training courses with officially recognised educational programmes, thereby giving lower-qualified staff an opportunity to obtain their upper secondary vocational (MBO) and even higher professional (HBO) diplomas via day-release. Considerable effort is also devoted to training 'potentials' to prepare them for management positions and to follow-up and refresher courses for existing managers.

The exchange of information on best practice in all areas within Human Resources helps to expedite the learning process within the group, especially in relation to new developments such as reintegration. All the operating companies gained experience last year in reintegration into the working process of employees who are in receipt of State disability benefit (WAO). The reintegration efforts are beginning to achieve results, as reflected in the decrease in the disability contributions under the PEMBA legislation last year, which enabled the disability provision to be reduced. Thanks to the group's active management policy, the rate of sickness absence decreased in 2002/03 from 6.7% to 6.0%.

An interesting project was mounted last year at La Place, V&D's restaurant unit, under the framework covenant for large companies relating to multicultural personnel policy and recruitment and advancement of ethnic minorities, which has been signed by the group. The purpose of the project was to improve the quality of recruits from ethnic minorities and facilitate their advancement to management positions. The results were encouraging and the experience gained from the project is being shared with other group companies.

In consultation with the Staff Council, a privacy covenant was signed within the context of the Personal Data Protection Act.

The organisational changes which are constantly being made within the operating companies can have repercussions for the staff. On the basis of a standard social plan agreed centrally with the employees' organisations, the operating companies actively seek to relocate the individuals concerned, either inside or outside the group. The implementation of this plan and its effectiveness are monitored centrally in collaboration with the employees' organisations.

The total number of employees decreased from 50,500 (as at January 31, 2002) to 43,900 (as at January 31, 2003), largely as a result of the disposal of several businesses. The number of people employed in the continued activities increased from 41,900 to 43,900, due to the acquisition of Brico and organic growth.

Employee participation

Employee participation within the group is organised in accordance with the business unit model. In addition to the staff councils at business unit level, there are staff councils for Vendex KBB IT Services and Vendex KBB Holding and staff councils or branch consultation committees at operating company level. The forum for representative consultation at group level is the Central Staff Council, with which six meetings were held in 2002/03. These meetings are generally attended by a member of the Supervisory Board.

Preparations were made in 2002/03 for the formation of a European Staff Council. Agreement was reached with the Special Negotiations Group shortly after the year-end and the European Staff Council will be inaugurated in April 2003.

Consultative meetings were conducted in an open and constructive atmosphere. The Central Staff Council was invited to give its recommendations on several matters affecting the group as a whole, including the acquisition of Brico, the sale of six businesses to CVC and the launch of a new activity, Vendex KBB Cards & Financial Services (CFS). Progress towards achievement of the group's strategy was discussed at length. The Board of Management values the constructive approach taken by the Central Staff Council and thanks all those who have been actively involved in employee participation within the group.

Corporate social responsibility

Corporations are increasingly investing in the social and ecological environments in which they operate. Corporate social responsibility is part of good corporate governance. Companies which operate internationally are now expected by their internal and external stakeholders not only to achieve a good return, but also to aspire to social and ecological sustainability. The aware consumer increasingly wants to know where and how goods are made, what raw materials are used and in what conditions the products are manufactured.

Vendex KBB engages with society and is a dynamic organisation with realistic goals. The operating companies engage closely with their environments, at the economic, socio-cultural and ecological levels. In the Netherlands and six other European countries, where Vendex KBB's retail formats sell hundreds of thousands of different products to end- consumers, they are in direct touch with public opinion and with consumers' growing awareness and assertiveness.

Corporate social responsibility has become a key element in Vendex KBB's operations and the Board of Management decided in 2002/03 to give priority to a number of related issues, the most important of which are:

Being a good employer

- Diversity in the workforce is needed to reflect the social mix. In particular, it is important to provide equal opportunities for employees at all levels in the organisation.
- Efforts are being made to reduce the time lost due to illness and the number of employees in receipt of State-disability benefit by monitoring the causes of sickness absence and facilitating the reintegration of employees.
- High priority is given to customer and staff safety and security and Vendex KBB is constantly seeking new and improved ways of combating crime and enhancing the sense of well-being of both groups.

Caring for the environment

- Suppliers and manufacturers are required to comply with certain standards relating to working conditions and the use of hazardous materials. An effective independent auditing system is being set up to monitor compliance with the purchasing code of conduct which has been formulated in association with KarstadtQuelle in Germany.
- Vendex KBB is keen to be involved in the development of the retail environment and infrastructure. Through new construction and renovation projects and active participation in municipal initiatives and retailers' associations, the operating companies contribute to society down to branch level.
- Vendex KBB is working to reduce waste and energy consumption by raising awareness and introducing economy measures.

The targets set for these activities are largely consistent at many points with various international agreements, including the Ökotex standard, the Montreal Protocol, Social Accountability International (SA8000) and the Global Reporting Initiative.

Updated corporate code

Vendex KBB's updated corporate code, which is a revised and expanded version of the 1999 edition, was published at the end of 2002. The central principles underlying the corporate code are integrity, honesty and respect. The group attaches great importance to fostering trust and openness, professionalism and customer focus and encouraging renewal, diversity and teamwork.

The corporate code is the basis of the group's corporate social responsibility policy. It defines the parties concerned, the standards which suppliers are required to meet and the safety and environmental targets. It also defines how employees are to conduct themselves in dealings with other employees and third parties, in the interests of preserving corporate integrity.

The operating companies are individually responsible for implementing the corporate code in their specific situations. All the operating companies made progress in this area last year, for example by contributing to educational projects, participating in working groups and consulting with interest groupings. A growing proportion of FSC (sustainably produced) timber is being used in the products carried by the various formats. Work is also being done on energy-saving and increasing transport efficiency. Packaging is produced with minimum environmental impact and utilised with maximum efficiency. HEMA was the first operating company to produce an annual report on its own performance with regard to corporate social responsibility, publishing its 'Sustainability Report 2001' in the summer of 2002.

Purchasing code of conduct

Through the purchasing code of conduct which they have jointly formulated, Vendex KBB and KarstadtQuelle AG in Germany have confirmed their social and ecological solidarity and responsibility. The code of conduct prescribes the standards which businesses associates, its suppliers and manufacturers must meet in terms of working conditions and environmental performance. Child labour, forced labour and discrimination are not tolerated. Compliance by suppliers and manufacturers is monitored by means of random checks by group staff or independent agencies. This monitoring system will be further developed in the years ahead.

HEMA

Amounts x € million	2002/03	2001/02	2000/01
Net turnover	933	924	872
Operating result on retail activities	37	32	21
Depreciation	21	22	21
Investments	27	36	35
Operating margin (in %)	4.0	3.5	2.4
Return on retail operating capital (in %)	29	27	16
Numbers as at year-end			
Stores	289	279	275
Sales area (x 1,000 m²)	294	287	285
Employees (FTE)	5,791	5,720	5,700

HEMA is a retail format with its own recognisable style, selling almost exclusively under its own brand. It carries a wide range of everyday products which combine attractive design with practicality and high quality with low price. Many of the products are developed in-house, which means that there is always something new to offer the customer. HEMA, which operates a no-quibble refund policy, always puts the customer first. The stores are functional and well laid out. There are large stores in city centres and smaller stores in regional and neighbourhood centres. At the end of 2002/03, HEMA had a total of 260 stores in the Netherlands, 27 in Belgium and 2 in Germany, with sales areas ranging between 400 and 2,300 m^2

HEMA posted net turnover of € 933 million last year (+2.9% on a 52-week basis). For the fourth year in succession, HEMA's operating result was also significantly higher, up 16% to € 37 million.

Turnover growth accelerated over the first three quarters (+4.7% in the first quarter, +4.8% in the second quarter and +5.7% in the third quarter) and was only fractionally down (–0.8%) in the last three months on the exceptionally good fourth quarter of 2001/02, when sales were boosted to record levels by the stamp campaign tied to HEMA's 75th anniversary and the massive demand for the 'EuroKit' (which brought around four million customers to HEMA to collect their free sets of euro coins).

The operations in Belgium, where HEMA's expansion programme is progressing strongly, again made a major contribution to the improvement in turnover and profitability. With three stores more reporting sales were up by over 16%. The first two test stores which were opened in Germany towards the end of the year have made a strong start and are developing well.

HEMA devoted considerable effort last year to raising awareness of its brand values - modern, individual, surprising and relevant - and has embodied these four attributes, which are central to the HEMA format, in a revised communication strategy. Attractive HEMA brand brochures, high-impact outdoor advertising (billboards, bus shelters) and related in-store messages have strengthened HEMA's brand image and appear to have hit the right note with consumers. The greater customer loyalty which this has generated is reflected in sustained growth in turnover and results. HEMA intends to sharpen up the format even more in the current year, by revamping ranges which are selling less well and repackaging many products to raise the customer's brand awareness.

Most of the product groups performed strongly in 2002/03. In the clothing segment, women's fashions, baby clothing, socks and underwear sold exceptionally well. Thanks to the cold weather in the fourth quarter, good


HEMA
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HEMA
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results were also reported on winter accessories. Product groups which had undergone extensive updating over the year, including household linen and the curtain-making service, also performed strongly. The important household products segment developed well at all stores. The HEMA photo service continued to gain market share, supported by the successful digital service.

After remaining static in 2001/02, food turnover increased slightly last year. This growth was mainly generated by the updated range of packaged products, such as sweets, seasonal specialities, chocolate, nuts and savouries, but wine sales were also higher. The new food department/ restaurant at the Utrecht store, which was launched in 2001/02, developed well in its first full year of operation. Successful elements of this new concept will be implemented at other stores.

At the end of October, HEMA launched its brand new, functionally enhanced website for the Netherlands and Belgium. In addition to the existing digital photo service, the website also incorporates a customer-service function, features current special offers and gives advice on many products and topics, with useful tips for the customer. The website will be expanded to include financial services this year.

Large parts of the new mechanised logistics centre at Lage Weide in Utrecht were completed last year. When this new centre comes on stream this year, stock availability at the stores will be improved still further and unit logistics costs will be reduced.

As part of a programme under the slogan 'Everyone should have a HEMA of their own', five new stores serving small catchment areas (upwards of 10,000 inhabitants) were opened in the Netherlands last year, bringing the total number of HEMA outlets to 260 by year-end. More of these 'A-class' stores (400 m^2) are envisaged in the next few years.

The number of stores in Belgium increased by three to 27 last year. The rate of expansion will be stepped up this year, to between five and ten new stores. HEMA is operating two test stores in Germany, one in Neuss (which has been open since October) and one in the Rheinruhr Zentrum in Mülheim (which has been open since December). A third HEMA outlet in Germany, a flagship store of 1,800 m^2, opened in Essen in March 2003. The decision whether to pursue further expansion in Germany will be based on experience gained with these three stores.




KOEKENPAN
PROFESSIONEEL
POÊLE
SÉRIE PROFESSIONNELLE
BRATPFANNE
PROFESSIONELL


HEMA
Tandpasta


HEMA
NATUUR
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KOEK & GEBAK


TAART EN GEBAK
HEMA

V&D

Amounts x € million	2002/03	2001/02	2000/01
Net turnover	856	890	893
Operating result on retail activities	- 59	12	25
Depreciation	35	28	30
Investments	56	50	41
Operating margin (in %)	- 6.9	1.3	2.8
Return on retail operating capital (in %)	- 33	6	15
Numbers as at year-end			
Stores	70	69	69
Separate La Place restaurants	16	16	17
Sales area (x 1,000 m²)	354	351	354
Employees (FTE)	8,532	8,941	9,224

V&D is a department store which addresses a broad target group with a wide range of modern products. V&D is always quick to pick up on new trends and popularise them. The emphasis is on good quality at keen prices, mainly under the store's own label, but with the support of a selection of A brands to enhance the store's image. With 70 stores of various sizes, ranging from 1,500 m^2 to over 10,000 m^2, V&D has a prominent presence in practically all the relevant catchment areas in the Netherlands. Other successful businesses include the 'La Place' and 'Le Marché' restaurant and food formats. V&D also operates 16 stand-alone 'La Place' restaurants.

V&D reported net turnover of € 856 million in 2002/03, down 2.6% on a 52-week basis. Turnover fell in three of the four quarters, the welcome exception being the third quarter, which brought modest growth of almost 1%, due largely to the success of the 'Price Circus' campaign in September.

The net decrease in turnover was closely related to the planned large-scale clearance of old stock. This radical 'cleanout', achieved through deep price-cutting, dominated store operations for much of the year. By the end of 2002/03, the stock position had been restored to health and a start could be made on introducing the new and faster-changing 2003 ranges.

The stock clearance and the organic decrease in turnover had a severe impact on the retail operating result, and V&D posted a loss of € 11 million, compared with a profit of € 12 million the year before. In addition, there was a non-recurring charge of approximately € 48 million in respect of the clearance of old stocks, the introduction of a new stock valuation method, store remodelling and various organisational changes, including changes at head office.

The important restaurant and food formats continued to develop strongly and the new, internationally-oriented 'La Place, Marché du Monde' food concept was introduced at several more stores, where it is fully meeting expectations. By adhering consistently to its policy of 'excellent quality at an excellent price', V&D gained market share in a sector which was under pressure from rising prices.

The fiscal year 2002/03 was a year of transition for V&D. Projects for improvements were designed and implemented in all areas, buying and pricing policies were reviewed and all product groups were subjected to in-depth analysis. This exercise has already resulted in changes in the fashion product groups, which V&D expects to bring visible improvements this year. Changes within the other product groups will be implemented later in the year. Key features of the new fashion ranges are the modular structure (offering a wider choice in the large stores, instead of more of the same), more frequent updates within the season and pricing structures and size ranges which reflect customer preferences. Several A brands have been signed up, which will present all or part of their collections at many of the V&D stores. Detailed evaluation of in-store product presentation has already resulted in dramatic improvements.

All the improvement projects implemented within the store organisation have been completed or are nearing completion. Now that an




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efficient store logistics system has been introduced, cash desks have been centralised and all 70 stores have been linked to the Customer Contact Centre, in the current year practically all the administrative functions will move out of the stores and will be handled centrally in a simplified form. These changes will make the store organisation more efficient and will enable the stores to focus more closely on their core function: selling.

In the interests of greater sales efficiency and productivity, close attention is paid to improving the quality of the sales staff. All sales staff have taken part in a certification programme developed in close cooperation with the Brabant Regional Training Centre. Newly-appointed senior sales staff took a special course last year and were presented with their diplomas in June. The certification programme is now a permanent part of V&D's training effort. Initial experience with several new elements, including training courses for middle and senior management, has been very encouraging.

The 70th V&D store, which has been designed in accordance with the latest insights, opened for business in Hellevoetsluis in May 2002 and is performing in line with expectations. Other important events were the reopening of the fully renovated and restyled stores in Enschede and Maastricht in October and November, respectively. These two stores are the model for a new generation of stores, which are characterised by calm, space, atmosphere and accessibility and feature natural materials, bright colours and strong lighting. The ranges are grouped rationally and the merchandise is clearly presented. The concept of fixed pathways has been abandoned, making it easy to change the layout to suit the latest trends and developments.

The initial results in Enschede and Maastricht are encouraging and customer reaction has been overwhelmingly positive. On the basis of the experience gained and the earlier changes made to the product ranges, elements of this new concept in store presentation will be implemented in around 20 existing stores and in the new V&D stores in Meppel (opening in October) and Gorinchem (opening in November).

A slogan which roughly translates as 'V&D, the Netherlands nationwide' was employed widely in external communication. The quality of external communication is being raised again this year, for example via 'V&D TV', a TV magazine programme which is being broadcast five days a week for twelve weeks, starting at the end of March, with a second series planned for later in the year. 'V&D TV' is tied to special in-store TV shops, has its own website (www.vendtv.nl) and is supported by advertising in the print media. This unique multi-channel approach plays a central role in V&D's new consumer communication strategy.


V&D


GEUREN


V&D



Bijenkorf

Amounts x € million	2002/03	2001/02	2000/01
Net turnover	420	406	384
Operating result on retail activities	2	17	16
Depreciation	13	12	11
Investments	14	17	13
Operating margin (in %)	0.5	4.2	4.2
Return on retail operating capital (in %)	2	23	24
Numbers as at year-end			
Stores	11	10	7
Sales area (x 1,000 m²)	100	94	86
Employees (FTE)	2,891	2,876	2,714

Bijenkorf is an inspiring, trendsetting and dynamic department store format with a comprehensive brand portfolio consisting of international premium brands, A brands and own brands, in fashion, cosmetics, accessories, house and home, consumer electronics, sports equipment and travel. The in-store restaurants are also an important business. Bijenkorf sets itself apart from the competition with novel themes and events and an innovative customer card scheme. Some items are exclusive, either commissioned by Bijenkorf or designed in-house. There are eleven Bijenkorf stores in the major Dutch cities, with sales areas ranging from around 3,000 m^2 (Bijenkorf Mode) to 16,000 m^2 (the flagship store in Amsterdam).

Bijenkorf posted net turnover of € 420 million in 2002/03, up 5% on a 52-week basis. This rate of growth was slightly better than the 4.2% achieved the year before and was due almost entirely to expansion. The economic downturn made its presence felt more strongly as the year progressed and growth slowed to 2.4% in the fourth quarter, partly reflecting the disappointing sales of Christmas gift packs by Bijenkorf Business Gifts, whose turnover is included in Bijenkorf's total sales. The stores reported higher growth in the fourth quarter and sales in December were excellent.

As a department store format positioned in the middle/upper segment of the market which generates around 70% of its turnover with international brands, Bijenkorf suffered disproportionately from the sharp decline in consumer confidence. Turnover growth could only be maintained in those circumstances by launching marketing and price-cutting campaigns at an early stage. Bijenkorf pursued this policy consistently from the summer onwards and generated very good sales during the 'Three Crazy Days' in October and good sales in December. However, the combined effect of the pressure on margins, the increase in in-store losses and the poor sales by Bijenkorf Business Gifts was a substantial decrease in the operating result on retail activities, which fell to € 2 million from € 17 million the year before.

To reverse this downward trend, the composition and price structure of the brand portfolio is being revised this year and steps are being taken to reduce head office and store organisation costs. Maintaining healthy stock levels will continue to be a policy priority. Bijenkorf plans to open an outlet store this year, where slow-moving items can be sold in-season at reduced discounts.

Men's and women's fashion sold very well and Bijenkorf increased its market share in this important segment. This good performance was helped both by the three 'Bijenkorf Mode' stores opened in September 2001, the Bijenkorf store in Enschede opened in August 2002 and by the redesign of the men's fashion concept at the existing stores. The Bijenkorf house brands and fashion accessories also had a successful year, but cosmetics was still a tough market and consumer electronics turnover was down.

Bijenkorf invested heavily in the children's fashion department in




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The Hague and the La Ruche restaurant in Rotterdam, which was completely refurbished. One of last year's milestones was the opening of a brand-new store in Enschede at the end of August. This is a specially developed lifestyle store with a sales area of around 6,000 m^2 (classed as a compact store). After a successful start, the store's performance fell slightly short of expectations, mainly due to external factors including major infrastructure works nearby which hampered access and impaired visibility. When the redevelopment of the city centre is completed at the end of 2004, the shopping environment will be greatly improved.

Work has been underway since the end of the year on the construction and fitting-out of the new Bijenkorf branch in Maastricht, a medium-sized store of around 8,000 m^2 which will have international appeal. The new store is due to open at the end of August 2003. Another major project is the extension to the flagship store in Amsterdam, which has been designed by an international team of architects. Already the biggest store in the Netherlands, it will be extended on several floors to a total of over 20,000 m^2. This megaproject, on which work will start in the second quarter of 2003, will be handed over in phases and is scheduled for completion at the end of 2005. The Amsterdam store will then have around 15,000 m^2 of fashion and fashion-related departments, making it the largest fashion mall in the Netherlands.

Development work continued last year on Bijenkorf's website and internet shop (www.bijenkorf.nl), which have been integrated into the store's multi-channel strategy. This year, two years after the launch, the look and feel of the site is being enhanced. Bijenkorf's main target groups for its internet channel are men and young people, and the product range will be expanded with a service package specially designed for these groups (such as a ticket reservation service for special events).

The online gift and wedding service, which is already very successful, is being extended. Via the website, family and friends of the bride and groom can consult the wedding-present list, choose the presents they wish to give and/or order them online. This service can also be accessed in-store and has been available at all Bijenkorf stores since early 2002.

The BIJcard, part of Bijenkorf's all-new loyalty programme which was launched in 2001/02, is proving a great success. The number of cardholders has grown to over 400,000 and the turnover generated by the card increased last year by around 12%. Plans are being developed this year to extend the functionality so that the card can be used for many more purposes. The launch is planned for December 2003.


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BIJENKORF


KASA
KASA

DIY

Amounts x € million	2002/03	2001/02	2000/01
Net turnover	1,066	737	664
Operating result on retail activities	78	57	45
Depreciation	29	13	12
Investments	27	20	31
Operating margin (in %)	7.3	7.7	6.8
Return on retail operating capital (in %)	25	35	30
Numbers as at year-end			
Stores	304	204	205
Sales area (x 1,000 m²)	852	601	594
Employees (FTE)	4,236	2,635	2,817

The DIY business unit comprises the Praxis group in the Netherlands and the Brico format in Belgium. The Praxis group consists of two chains, Praxis and Formido, which together operate around 200 stores. The two chains are complementary in terms of products, volume of business and location. **Praxis** is the larger-scale of the two formats and operates DIY stores ranging in size from 2,000 m² to 15,000 m². The largest of the megastores also have garden centres. **Formido** is a franchise chain of smaller DIY stores with an average sales area of 1,500 m². Brico is similar in composition to the Praxis group, with a mix of its own and affiliates' DIY stores, both large and small. **Brico** is the market leader in Belgium and the Praxis group is the second largest in the Netherlands. With a total of 304 stores, the Praxis/Brico combination is the market leader in the Benelux.

The DIY business unit had a good year in 2002/03, with net turnover rising to € 1,066 million (up almost 47% on a 52-week basis). The acquisition of Brico, whose figures have been included in the consolidation since April 1, 2002, accounted for most of this growth. Excluding Brico, the increase turned out at 4%, close to the market growth in the Netherlands.

The rate of turnover growth on the existing activities (Praxis group) slowed over the course of the year, from +8.9% in the first quarter to −1.0% in the fourth. Praxis, the group's most important format in the Netherlands, reported higher store turnovers in the fourth quarter, but sales to the affiliated companies were down due to franchisees reducing their stock levels, which had an effect on total Praxis turnover. Formido's turnover in the fourth quarter was down on the same period the year before, when marketing activities tied to Formido's 25th anniversary generated substantial sales growth. Brico contributed ten months' turnover to the business unit, amounting to € 310 million, which was an increase of 8% on the same ten months of the year before. The DIY business unit's operating result on retail activities rose to € 78 million, of which Brico contributed € 14 million in the ten months following its inclusion in the consolidation from April 1. Brico's total result for the year amounted to € 13 million.

The major event of 2002/03 was the acquisition of Brico, the market leader in Belgium with around a hundred stores, which was consistent with the group's strategy of expanding its DIY activities internationally. The move into Belgium was a logical continuation of the Praxis group's rapid growth in Netherlands, where the business has developed very successfully in recent years. This success can be ascribed mainly to the acquisition from Marktkauf of ten very large DIY stores/garden centres in the Netherlands in 1999. By rapidly integrating these businesses and converting them into Mega Praxis stores, the group has been able to significantly strengthen its position in




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the important megastore segment, which has translated into faster growth in turnover, results and operating margin.

The experience gained with small and very large outlets, including both Praxis-owned and franchisee-owned stores, is proving valuable in integrating Brico into the Praxis group. Although the Belgian and Dutch activities are similar, there is ample room for improvement in the return achieved by Brico (which has an operating margin of 4.7%, compared with 8.4% in the Netherlands). By deploying the Praxis group's expertise, it should be possible to make rapid advances at Brico in the coming years. Brico, on the other hand, has more experience with garden products, which can benefit Praxis in the Netherlands.

Cooperation between the Dutch and Belgian DIY businesses was formalised at the end of the year when the various formats were combined, while retaining the same management, format name and commercial independence, into the newly formed Vendex KBB DIY business unit, with the aim not only of making savings on the purchasing side, but also to create a platform for the exchange of expertise and experience in specific areas.

One of the main priorities for the Praxis format last year was to further refine the concept and expand the range of own-brand products (tools, tiles, bathroom fittings and paint).

Many other changes and improvements were made to the range at the same time. The Praxis brand was heavily promoted with two TV commercials, 'The Haunted House' and 'The Raid', which were both very successful and achieved high ratings in surveys of the year's most popular commercials.

Praxis developed a new garden centre concept which will be introduced this year at selected stores. The total number of outlets remained unchanged at 117, but more new stores are being opened this year. The megastore in Amsterdam-Zuidoost is being extended to include a garden centre.

Formido launched a new larger (approximately 3,500 m^2) store concept last year, with which the company expects to attract larger operators in the future. The initial results of trials at two locations have been encouraging. The number of Formido stores decreased by one last year, to 81.

Brico also expanded in 2002/03, for the first time for many years. Four franchisee-owned stores were opened, bringing the total to 101, and eight medium-sized stores were converted to the new and improved Brico concept.






BRICO
GANG
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Pastel
LAVOR

Fashion

Amounts x € million	2002/03	2001/02	2000/01
Net turnover	455	424	390
Operating result on retail activities	46	44	42
Depreciation	15	12	13
Investments	26	31	14
Operating margin (in %)	10.1	10.4	10.8
Return on retail operating capital (in %)	46	46	50
Numbers as at year-end			
Stores	668	640	610
Sales area (x 1,000 m²)	113	109	103
Employees (FTE)	3,194	3,099	2,904

The composition of the Fashion business unit continued to change in 2002/03. After the sale or termination of a number of formats in recent years, three more formats, which are active predominantly in the Netherlands, were sold last year. The Scapino footwear chain and Prénatal baby goods chain were transferred to investment company CVC at the end of July and America Today was the subject of a management buy-out in early December. This latest disposal has brought the composition of the business unit into line with that envisaged at the time of formulation of the group's European growth strategy. The three remaining fashion formats - M&S Mode, Hunkemöller and Claudia Sträter - are all internationally diversified businesses which are primarily seeking to expand outside the Netherlands. The Fashion business unit comprises a total of 668 stores.

Fashion reported turnover of € 455 million in 2002/03 (+9.4% on a 52-week basis), achieving double-digit growth in all quarters except the second. All the formats, but particularly Hunkemöller, contributed to this growth. The significant advance in market share was not confined to the Netherlands, expansion by M&S Mode and Hunkemöller in other countries also helped to boost the overall rate of growth.

Fashion's operating result on retail activities rose 4.5% to € 46 million. Hunkemöller and Claudia Sträter posted sharply higher results, but M&S Mode's result fell short of the record figure achieved in 2001/02. Fashion's operating margin remained high, at just over 10%, and was higher than that of any of the other business units.

M&S Mode

M&S Mode is the largest and most internationally diversified of the business unit's fashion chains, with 385 stores in six countries. M&S Mode profiles itself as a discount boutique for women over 35, offering the latest fashions at low prices in a boutique setting. M&S Mode's range of fashionable outerwear is developed in-house and subjected to in-house quality control. To ensure rapid response to new trends, around half of the range is produced by M&S Mode's own manufacturing facility.

M&S Mode benefited from the faster pace of expansion in France, where 18 stores were opened last year and which now accounts for 35% of its turnover. Both turnover and result on its French operations advanced strongly last year, raising the operating margin to a very high level. M&S Mode occupies a niche market in France, in which there is still ample room for further growth. At the end of the year, and M&S Mode made its debut on the Spanish market, with two test stores in the Barcelona region. These stores have reported excellent sales figures from their first day, and it appears that M&S Mode has again found a gap in the market.

The strong performance in France made up for disappointing results in the Benelux and Germany. The overall picture in the Netherlands and Belgium was affected by the poor second quarter, when sales of summer fashions fell well short of the exceptionally high level recorded in the same quarter in 2001/02. By focusing on raising the rate of stock turnover,


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M&S Mode succeeded in reversing the downward trend in the second half, but the recovery was not sufficient to make good all of the shortfall. Market conditions in Germany remained difficult throughout the year.

The overall result turned out lower than the extremely good figure achieved in 2001/02, which was the best in M&S Mode's history. Although the operating margin also contracted, it remained well above the group target.

On the basis of an in-depth analysis of the store concept last year, it was decided that changes were needed. The objective is to present a stronger fashion image and provide a quieter and more spacious shopping environment, which will increase sales while reducing in-store stock levels.

The proposals for improvements resulted in a revised store concept (including a new logo), which was launched in November 2002 at three test stores in the Netherlands (Amstelveen), Belgium (Brussels) and France (Rouen). The new concept is fully attuned to the wishes of the modern consumer, while retaining the successful elements of the traditional format. The initial results from the test stores, all of which have reported substantial turnover growth, are encouraging. If they continue to perform well, more stores will be converted. The number of M&S Mode stores increased last year by 23 to 385. Most of this expansion was in France, where 18 new stores were opened, bringing the total there to 111. The number of stores in Germany increased by three to 82, and two test stores were opened in Catalonia in Spain. The number of stores in the Benelux remained unchanged, with 128 stores in the Netherlands and 62 in Belgium and Luxembourg. Further new stores will be opened in France this year.

Hunkemöller

Hunkemöller is an international specialist lingerie, nightwear and swimwear store which has positioned itself as a brand. The format, which sells almost exclusively own-brand products, keeps control of the entire process from design to sale. The stores, which have an open yet intimate ambience, are situated in prime locations in city centres and shopping centres. Hunkemöller has 256 stores in six countries (the Netherlands, Belgium, Luxembourg, Germany, Denmark and France) and is market leader in the Benelux.

Last year was an extremely good year for Hunkemöller, which reported turnover up by over 10% and growth in market share in all six countries, even Germany where the market was severely depressed. The rapid growth in turnover was reflected in a greatly improved result, which more than doubled last year, topping the record figure achieved in 2000/1.

The vigorous growth in turnover and the recovery in the result were partly due to action taken the previous year to improve marketing strategy and stock management, while reintegrating Hunkemöller's back-office function. Up to the end of 2001/02, critical logistics and information systems had been shared with other entities in the Fashion business unit which had been disposed of in accordance with the group's revised strategic focus. Hunkemöller also


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hunkemöller

benefited last year from the optimisation of the store IT system.

High priority was given to updating the range and placing more emphasis on fashion. Themes such as 'indulgent', 'surprising' and 'seductive' played an important part in communication relating to Hunkemöller and its products. Improved stock control made it possible to update ranges more frequently. The new store concept, introduced in 20 outlets in major cities in several countries, performed well.

Following the launch of the website in 2001, customer communication was given fresh impetus by 'Anybody', the special Hunkemöller magazine, the first issue of which appeared in April 2002. The two issues published last year, each in a print run of 700,000, were extremely well received and 'Anybody' has become a permanent feature Hunkemöller's marketing communication. In the current year, the magazine will be issued four times and will be distributed in all countries where Hunkemöller is active.

Hunkemöller's website is proving very popular and the number of orders placed online is growing fast. Sales during the Christmas 2002 period were buoyant and the site is now attracting over 15,000 visitors a week. The website will be going international this year, starting with the launch in Germany.

Hunkemöller opened only four new stores last year: one in the Netherlands (taking the total as at year-end to 121), one in Belgium (making 67 for Belgium and Luxembourg combined) and two in Germany (increasing the total to 54).

The number of stores in Denmark and France was unchanged, at ten and four respectively. Experience with the test stores in France was encouraging. The shift of emphasis in the range towards fashion helped to accelerate the growth in turnover. At least six more stores in France are planned this year. Hunkemöller will also open number of new stores in Denmark, mainly in and around Copenhagen.

Claudia Sträter
Claudia Sträter specialises in fashion with an individual character for today's self-confident woman. Its stores are situated in prime locations in the Netherlands, Belgium and Luxembourg. Part of the range is also sold by independent fashion stores in the Netherlands and other countries.

Claudia Sträter, which opened one new store last year (taking the total to 27), again reported growth in turnover. After an extremely strong start, this format also started to feel the effects of waning consumer confidence as the year progressed. Thanks to effective margin management and rigorous cost control, however, Claudia Sträter was able to improve substantially on the record result achieved in 2001/02.

Claudia Sträter's excellent performance can be attributed in part to its consistent commercial policy of focusing on eminently wearable fashions for a growing and loyal clientele. Its customers are women with an active and dynamic lifestyle who are not interested in following every new fashion trend and expect the Claudia Sträter collection to offer stability. The store staff play a key role in identifying preferences and trends and are a crucial element in the format's success.

Claudia Sträter expanded its range last year with a newly developed casual collection under the CS Sport brand. This collection, comprising clothing, footwear and accessories, is also being marketed internationally via the wholesale channel. Thanks mainly to the launch of CS Sport, the wholesale department also posted higher turnover last year.

To ensure that its products are presented in the most appealing light, Claudia Sträter has updated most of the stores in recent years, to reflect the key values of calm and space. The last store (in Hilversum) was converted in 2002/03. Later in the year, a brand new store was opened in Groningen, the eighteenth in the Netherlands. The number of stores in Belgium and Luxembourg remained unchanged, at eight and one respectively. A contract was signed at the beginning of the current year for Claudia Sträter's first store in Germany. This test store in Münster will open in the second half of 2003.




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Consumer Electronics

Amounts x € million	2002/03	2001/02	2000/01
Net turnover	589	590	451
Operating result on retail activities	25	14	18
Depreciation	8	7	6
Investments	14	14	6
Operating margin (in %)	4.2	2.4	4.0
Return on retail operating capital (in %)	34	19	22
Numbers as at year-end			
Stores	304	308	298
Sales area (x 1,000 m²)	113	113	101
Employees (FTE)	2,081	2,084	2,021

The name of the business unit was changed from Hard Goods to Consumer Electronics in mid-year, following the sale of four of the business unit's companies - Hans Anders group, Siebel group, Perry Sport and Kijkshop - and the closure of Dixtone. Since these disposals, the business unit has consisted exclusively of formats which are active in the consumer electronics segment: Dixons, Dynabyte, It's, Modern Electronics and Prijstopper, with a total of 304 stores.

Consumer Electronics' turnover increased to € 589 million (+1.7% on a 52-week basis) in 2002/03. After a disappointing first quarter (–4.4%), sales recovered strongly in the second and third quarters, gaining 9.3% and 5.1%, respectively. The consumer electrical and electronics market, in particular the household (brown and white goods) and PC segments, then had a difficult fourth quarter, which saw an abrupt slowdown in the growth rate (to +1.1%).

Consumer Electronics' operating result on retail activities was significantly higher at € 25 million, thanks to continuing improvement in Dixons' result and the spectacular turnaround achieved by Modern Electronics following the heavy loss reported in 2001/02. This result includes net non-recurring income of € 7 million, comprising income relating to the termination of a mobile telephony distribution contract and non-recurring income and expenses relating to the restructuring of Modern Electronics and the integration of the Modern Electronics and It's back-office functions.


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Dixons and **Dynabyte** are headed by the same management team but operate independently at the commercial level and each has its own place in the market. Together, they are among the largest suppliers of consumer electronics, multimedia and communication products in the Netherlands and are market leader in PCs, printers, cameras and CD-Rom software. Both companies operate 'PC at home' programmes on behalf of private-sector companies, municipal authorities and ministries. They also perform the purchasing function for ElectricCity, V&D's consumer electronics department which has space in 36 of the V&D stores. The two companies posted a significantly higher combined result on slightly higher sales, despite the deteriorating conditions on the PC market in the second half. Tighter cost control and margin management and optimisation of the logistics function also contributed to the improvement.



Dixons

Dixons is a nationwide consumer electronics chain selling PCs and computer accessories, telecommunications products, digital and film cameras, games consoles, software, camcorders and portable audio. Dixons had an excellent trading year in 2002/03, benefiting greatly from the high-frequency, high-impact newspaper campaigns which are a key element in the format's multi-channel (in-store, internet, telephone helplines and print media) consumer communication strategy. Sales received a further boost from the run on Sky computers triggered by the Dutch consumer association's choice of the Dixons PC house brand as 'Best Buy'. The camera and games computer product groups, both of which reported spectacular growth, also made an important contribution to this improvement. The number of visitors to the www.dixons.nl website increased dramatically, doubling to around 10,000 hits per day. Five new Dixons stores were opened in 2002/03, taking the total to 134. Dixons is planning to open a number of test stores in Belgium this year.

Dynabyte

Dynabyte is a computer store chain which profile itself as a PC and notebook specialist. Although


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Dynabyte ended the year with higher turnover, the rate of growth slowed as the year progressed and the PC market became more difficult. Dynabyte was able to further strengthen its position as a leading supplier of PCs and peripherals, thanks to the success of its Headstart house brand and the strong position which the format has secured in the notebook segment. The number of stores increased by three to 34. With the opening of the new head office and distribution centre in Zwolle in early 2003, Dynabyte now has the capacity its need for rapid expansion. The aim is to achieve national coverage within two or three years. Major contracts were signed in 2002/03 with several private-sector companies for 'PC at home' programmes.

Together, **It's, Modern Electronics** and **Prijstopper,** which are active mainly in brown and white goods, are the market leader in consumer electronics in the Netherlands. With a total of 136 stores, the chains sell audio, video, TV, computers and domestic appliances, each addressing its own segment of the market. All three formats have been operating under the It's management team since the beginning of the year under review.

The formats will distinguish themselves more clearly from one another in the future. It's will position itself as a large-scale supplier, with stores ranging from 800 m^2 to 2,500 m^2, whereas Modern Electronics will serve smaller catchment areas via more compact outlets. Prijstopper will position itself as an out-of-town discounter, offering low take-home prices.


That's it's

It's

A major event for It's last year was the integration of the It's and Modern Electronics back-offices. Thanks to the software modifications implemented the year before, the logistics and accounting systems were ready in time and the transfer was successfully completed on February 1, 2002. The technical departments of the two formats were subsequently integrated in mid-year. Cooperation between them will be placed on a more professional footing in the current year, including the integration of the sales organisations. A new central distribution base will also come on stream this year.

The It's format clearly felt the effects of the sharp decline in consumer confidence, especially in the second half of the year. However, the strong sales of plasma-screen and TFT televisions over the Christmas period suggest that consumers, while deferring replacement purchases, are still keen to buy innovative products. It's opened three more branches 2002/03, taking the total to 74.

Modern Electronics

Modern Electronics gained last year from close cooperation with It's, which brought major improvements both behind the scenes and in the stores, where fundamental changes, chiefly in relation to working methods and sales techniques, have been implemented. Modern Electronics closed 15 undersized and unprofitable outlets and two of its stores were converted to Prijstopper outlets. This reduced the number of Modern Electronics stores to 56 and increased the number of Prijstopper outlets to six. The radical changes made at Modern Electronics brought about a strong recovery in turnover and a significant improvement in results.


ALLE GROTE MERKEN
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PHILIPS
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Other activities

Other activities include group companies Schaap & Citroen *(jewellers)*, AudioSonic *(international consumer electronics trading)* and Vendex KBB Cards & Financial Services *(financial products and services)*, which was formed in 2002/03. Minority interests in two shopping centres in São Paulo and other Brazilian property (Vendex KBB do Brasil) were sold in the second half of the year.

Schaap & Citroen, formerly part of the Siebel jewellery group, was not sold to CVC because of licensing agreements and has been trading since July 31, 2002, as a separate jewellery format. Although turnover was down last year, Schaap & Citroen slightly increased its share of a difficult market. Shrinking margins translated into a lower result. The number of outlets remained unchanged at 11.

AudioSonic completed its turnaround last year, having streamlined its activities and reduced the scale of its operations. AudioSonic is now positioned in the upper echelon of the B brands in video and audio. Despite lower turnover, AudioSonics' result was better than expected.


SCHAAP+CITROEN

Participating interests

The group's participating interests are Vendopolis B.V. *(45%; Vroom & Dreesmann insurance products)*, VisionClinics *(25%; laser vision-correction centres)*, Alant Medical BV *(20%; healthcare centres)*, Kobalt B.V. *(12.5%; media purchasing agency)* and Betafin B.V. *(50%; loyalty card services)*.

Shortly before the end of the reporting year, the group announced its intention to acquire 100% of insurance intermediary Vendopolis in Utrecht, by buying the remaining shares (55%) from Achmea Verzekeringsholding N.V. This acquisition is consistent with the group's strategy of becoming a more active player in financial services. Vendopolis is an intermediary which sells financial products (mainly insurance) under the V&D brand at its own counters in the 29 largest V&D stores. By taking full control of these activities, Vendex KBB will be better placed to grow sales of financial products via its stores. Post-acquisition, Vendopolis will be grouped under Vendex KBB Cards & Financial Services, which was formed last year to function as a centre of expertise for the development of financial products for sale via the operating companies.

Outlook

The economic outlook is sombre. In the first few months of the current year, economic growth has practically come to a standstill. Consumer confidence has continued to decline sharply in all countries of relevance to the group. In view of the extremely uncertain situation, it is not possible as at the date of this report to make any prediction of the likely trend in consumer spending in the countries where the group is active. If the international political situation can be restored to normal within a matter of months and there is no further deterioration in the volume of consumer spending, results are expected to develop as follows:

The operating income of HEMA, DIY and Fashion should remain at least at the same level. The operating income of V&D and Bijenkorf will show some improvement. The operating income of Consumer Electronics will remain unchanged or fall slightly compared with the adjusted figure for the reporting year (€ 18 million).

Capital expenditure on tangible and intangible fixed assets will amount to approximately € 240 million in the current year, all which is expected to be financed entirely out of cash flow from business operations. The workforce (FTE), disregarding acquisitions and/or disposals, will increase slightly as a consequence of expansion.

Amsterdam, April 7, 2003

Board of Management

Financial Statements 2002/03

Excellence in Retail

Royal Vendex KBB N.V.

Consolidated Balance Sheet as at January 31, 2003

before profit appropriation

in millions of euros			Previous year	
Fixed assets				
Intangible fixed assets	172		20	
Tangible fixed assets	1,103		1,135	
Financial fixed assets	55		53	
		1,330		1,208
Current assets				
Stocks	592		708	
Debtors	274		241	
Cash	42		67	
	908		1,016	
Current liabilities				
Short-term liabilities	- 579		- 550	
Short-term loans	- 271		- 318	
	- 850		- 868	
		58		148
Capital employed		1,388		1,356
Financed by:				
Long-term liabilities				
Subordinated loan	—		250	
Other loans	460		327	
		460		577
Provisions		381		383
Group equity		547		396
		1,388		1,356

Consolidated Profit and Loss Account

for the financial year February 1, 2002, to January 31, 2003

in millions of euros		Previous year
Net turnover	4,717	4,958
Continued activities	*4,357*	*4,018*
Discontinued activities	*360*	*940*
Cost of sales	- 3,065	- 3,199
Gross operating result	1,652	1,759
Selling and distribution costs	- 1,240	- 1,395
General administrative expenses	- 130	- 293
Other operating income	22	30
Operating result	304	101
Continued activities	*142*	*220*
Discontinued activities	*162*	*- 119*
Financial income and expenses	- 49	- 51
Changes in the value of and income from receivables forming part of fixed assets and in the value of and income from securities	- 16	6
Result on ordinary activities before tax	239	56
Taxation	- 35	5
Continued activities	*- 30*	*- 65*
Discontinued activities	*- 5*	*70*
Results of participating interests	- 2	0
Result on ordinary activities after tax	202	61
Extraordinary expenses after tax	—	- 48
Net result	202	13
Earnings per ordinary share (in euros)	2.23	0.13

Consolidated Cash Flow Statement

for the financial year February 1, 2002, to January 31, 2003

in millions of euros		Previous year
Operating result	304	101
Of which attributable to investing activities:		
Result on discontinued activities	162	- 119
Operating result on continued activities	142	220
Depreciation	147	120
Movements in:		
Stocks	46	4
Debtors	- 13	2
Short-term liabilities*	18	- 24
Movements in operating provisions	- 20	- 7
Other operating activity movements	0	- 51
Cash flow from operations (continued activities)	320	264
Financial income and expenses	- 53	- 52
Taxation	- 23	- 1
Cash flow from operating activities	244	211
Net investments in intangible fixed assets and tangible fixed assets	- 173	- 176
Net investments in group companies	- 150	- 8
Net disposals of group companies	312	27
Net disposals of participating interests	- 8	8
Increase in amounts receivable	- 9	0
Movements in other securities	- 3	- 5
Cash flow from investing activities	- 31	- 154
Movements in long-term liabilities, including current component	- 150	- 23
Dividend paid	- 35	- 37
Repurchase of own shares	- 19	- 48
Cash flow from financing activities	- 204	- 108
Net cash flow	9	- 51
Net cash as at February 1	21	72
Net cash flow	9	- 51
Net cash as at January 31	30	21
Consisting of:		
Cash	42	67
Short-term loans from lending institutions**	- 12	- 46
Net cash as at January 31	30	21

* Excluding short-term loans from lending institutions

** Excluding portion of long-term loans due within one year amounting to 259 (272)

Notes to the Consolidated Financial Statements

General

The amounts stated in these notes relate to the consolidated figures and are given in millions of euros unless indicated otherwise. The notes to the company balance sheet and profit and loss account are confined to items that differ from the corresponding items in the consolidated financial statements and that are of material significance. The company profit and loss account has been prepared in accordance with the provisions of Section 2:402 of the Netherlands Civil Code.

Consolidation policies

The consolidated financial statements comprise the financial information of Royal Vendex KBB N.V. ('Vendex KBB') and its group companies. Group companies are participating interests in which Vendex KBB directly or indirectly has a controlling interest or participating interests where Vendex KBB bears the majority of the economic risks or is entitled to the majority of the economic benefits. Vendex KBB directly or indirectly has a 100% interest in the following companies, which carry on the group's more important activities:

HEMA

V&D

Bijenkorf

DIY
Praxis
Brico, Belgium
Formido
Keur

Fashion
Claudia Sträter
Hunkemöller
M&S Mode

Consumer electronics
Dixons
Dynabyte
It's & Modern Electronics
Prijstopper

Other activities
Schaap & Citroen
AudioSonic

A detailed list of group companies included in the consolidation can be found at the office of the Commercial Register in Amsterdam.

Transactions between consolidated companies are eliminated. Participating interests cease to be regarded as group companies from the moment a controlling interest no longer exists.

The results of recently acquired or sold group companies are included in the consolidated profit and loss account in respect of the periods for which they have been or were group companies. The results of companies disposed of are shown in the profit and loss account as operating results of discontinued activities. Vendex KBB has deposited a declaration of joint and several liability pursuant to Section 2:403 of the Netherlands Civil Code covering almost all its group companies in the Netherlands. These companies make use of the exemption from having to file annual accounts provided by the aforesaid Section 403.

Acquisitions and disposals

At the end of March 2002, agreement was reached with the Belgian company GIB on the takeover of the DIY group Brico Belgium NV, with 97 outlets in Belgium (including 56 franchise stores) as well as companies operating DIY chains in France, Spain and Portugal. The transaction was cleared by the European Commission in mid-June. In connection with this takeover, Vendex KBB reached an agreement to sell its shares in the French, Spanish and Portuguese Brico companies to the French company Leroy Merlin, contingent upon clearance from the competent competition authorities. Vendex KBB received the purchase price for the shares of the French, Spanish and Portuguese companies from Leroy Merlin in advance, these funds being used to pay part of the price payable to GIB. As collateral for the performance of its obligations vis-à-vis Leroy Merlin, Vendex KBB pledged 75% of the shares of Brico Belgium NV to Leroy Merlin. In February 2003, the French and Portuguese competition authorities cleared the transfer of the shares of the French and Portuguese Brico companies and the transfer to Leroy Merlin was completed. Transfer of the shares of the Spanish companies is still awaiting clearance by the Spanish competition authorities. A decision is expected in the second quarter of 2003.

The sale of six group companies was completed on July 31, 2002, in the transaction under which the Hans Anders opticians group of companies, Siebel the jewellers, Kijkshop, Perry Sport, Prénatal and Scapino were transferred to the investment company CVC. In addition, part of Vendex KBB IT Services was disposed of in November 2002 to PinkRoccade and America Today was sold in December 2002 in a management buyout.

Policies for valuation and determination of results

General

The policies for the valuation of assets and liabilities and for the determination of results are applied in accordance with the historical cost convention, unless stated otherwise. Unless otherwise indicated, assets and liabilities are stated at face value.

Use of estimates

In preparing the consolidated financial statements, estimates and assumptions are made which could affect the reported amounts as at balance sheet date and the income and expenses during the reporting period. Actual results may differ from these estimates.

Foreign currencies

Assets and liabilities in foreign currencies are translated at the exchange rates prevailing at balance sheet date. The resulting exchange differences are taken to the profit and loss account, with the exception of translation differences on the net investment in participating interests outside the eurozone. These differences are included in shareholders' equity, net of taxation. Results of participating interests outside the eurozone are accounted for at average exchange rates. Translation differences on listed securities are treated in the same way as changes in the value of those securities. Exchange differences connected with transactions involving goods for resale are included in cost of sales, other exchange differences being included in financial income and expenses.

Intangible fixed assets

Goodwill paid on acquisition of participating interests is carried at cost and amortised equally over the estimated economic life, with a maximum of 20 years. Capitalised tenancy rights are amortised over the lease periods concerned or over the relevant periods of security of tenure under the legal systems concerned, likewise subject to a maximum of 20 years.

Tangible fixed assets

Tangible fixed assets, unless stated otherwise, are carried at cost. Where these assets have been taken into use, they are depreciated equally over the estimated economic life for the various categories and subcategories of fixed assets, subject to a maximum of:

Buildings	30 years (foundations 100 years)
Technical installations	10 years
Equipment and shopfittings	8 years
Computer hardware and cash register systems	5 years

Fixed assets subject to a temporary right of use are depreciated over the duration of this right. Land is not depreciated. The sums included in this item in respect of the purchase of long leases are depreciated equally over the period for which the ground rent has been commuted.

The historical cost of fixed assets of which the group has the beneficial ownership under a finance lease contract is taken as being the net present value of the lease instalments over the duration of the lease.

Financial fixed assets

The unconsolidated participating interests where the company exercises significant influence on commercial and financial policy are stated at the proportional share of the net asset value determined according to Vendex KBB accounting policies. Participating interests in which no significant influence is exercised on commercial and financial policy and the other, unlisted securities are carried at the lower of cost and expected net realisable value. A detailed list of unconsolidated companies can be found at the office of the Commercial Register in Amsterdam.

Listed securities are stated at market value. Changes in value are credited or, to the extent possible, charged to the revaluation reserve, taking account of deferred taxation. Amounts receivable from unconsolidated participating interests and other amounts receivable are included at face value, less a provision for doubtful debts where appropriate.

Impairment of fixed assets
The book value of fixed assets is subjected to an impairment appraisal when events or altered circumstances give occasion for such appraisal. For this purpose the assets are grouped on the basis of separately identifiable and largely independent cash flows. In the event of impairment, the book value of assets is written down to their realisable value.

Stocks
Stocks are included at average purchase price less a provision for obsolescence, deterioration and other risks of holding stocks.

Debtors
Debtors are shown at face value, less a provision for doubtful debts where appropriate.

Provisions
The provision for deferred taxation represents future tax liabilities due to temporary differences between the book values of assets and liabilities for reporting purposes and for tax purposes, calculated at the standard rate.

Unfunded pension liabilities are valued according to actuarial principles, applying an interest rate of 4%. Severance liabilities arising out of an income guarantee commitment to members of an early pension plan are valued according to actuarial principles, applying an interest rate of 4%.

Severance liabilities arising out of redundancy and early retirement schemes are shown at face value. Liabilities in respect of disability benefits payable to employees represent the face value of expected future benefit commitments based on the actual level of disability benefit entitlement among existing and former employees.

Long-term liabilities
This item also includes the net present value of future finance lease instalments.

Profit and loss account
Net turnover represents the revenues from goods and services sold, net of value added tax and sales discounts. In the case of company-owned stores, this is the amount paid by consumers and, in the case of franchise stores and other affiliated businesses, it is the value of products supplied including the franchise fees.

The *cost of sales* comprises that part of the value of goods sold which is absorbed by costs, including costs allocated to the purchasing organisation and to the transport and warehousing activity.

Selling and distribution costs comprises all costs allocatable to the selling and distribution activities, including the costs of store premises, results on their disposal and results on redevelopment projects. The results on redevelopment projects are accounted for on a percentage-of-completion basis according to the company's share in the project.

General administrative expenses represents the total general management costs of the individual parts of the group, the costs of group management and other expenses not classified as cost of sales or selling and distribution costs.

Other operating income mainly relates to income in respect of fees based on the sales of concessionaires and other commission income.

Financial income and expenses includes all interest income and interest charges attributable to the financial year. Also included are the exchange differences which are not connected with participating interests and transactions involving goods for resale, together with gains and losses on hedging operations involving financial derivatives.

Changes in the value of and income from receivables forming part of fixed assets and in the value of and income from securities: on disposal of participating interests and unlisted securities, the difference between sale proceeds and book value is recognised as income, as also is any realised revaluation of listed securities. Also included under this heading are changes in the value of financial fixed assets, with the exception of other securities, as well as dividends received on the other securities after deduction of non-recoverable withholding tax.

In the calculation of *taxation*, permanent differences between the result for reporting purposes and the result for tax purposes are taken into account. Loss relief is recognised where it is reasonably certain that recovery or realisation will be possible.

Cash flow statement

The cash flow statement has been prepared using the indirect method. Cash flows in foreign currencies are restated in euros at the average exchange rates for the relevant periods.
Cash flows arising from discontinued activities are accounted for in cash flow from investing activities.

Segmentation

The basis for the primary segmentation is the division into six business units within Vendex KBB: HEMA, V&D, Bijenkorf, DIY, Fashion and Consumer Electronics. Also shown separately are property activities, other activities/holding company and discontinued activities. The division into segments is identical to the division of the core activities and responsibilities within Vendex KBB. This structure is characterised by a high degree of independence enjoyed by the separate parts of the group.

With effect from the year under review, a separate property segment is shown, comprising the premises owned by HEMA, V&D and Bijenkorf, which charges the various business units rent at market rates. This has the effect of presenting a more accurate view of the results of the retail activities of each business unit. The difference between the amount of a realistic rent and the actual charges is accounted for in the property segment as net internal rental income.

Including the property as a separate segment presents a clearer view of the retail activities and facilitates more meaningful comparisons within them.

The appropriateness of the rents is verified by means of an appraisal scheme involving the appraisal of each property once every three years by an independent professional valuer.

The policies for the valuation of assets and liabilities and for the determination of results of the segments are identical to the policies used in the preparation and presentation of the financial statements. The operating retail capital of the business units consists of the total assets less short-term liabilities and operating provisions. The operating retail capital of the six business units does not include interest-bearing debt or receivables from other segments, deferred tax assets or liabilities or bank balances. The amounts of corporation tax payable or recoverable and the amounts payable and receivable in respect of financing are shown in the other activities/ holding company segment.

Comparative figures

Where necessary, the comparative figures have been reclassified.

Notes to the Consolidated Balance Sheet

Fixed assets

Intangible fixed assets

	Total	Goodwill	Capitalised tenancy rights
Balance as at February 1, 2002			
Historical cost	32	4	28
Amortisation	- 12	0	- 12
Book value	20	4	16
Movements in book value			
Investments	9	0	9
Disposals	0	0	0
Net investments	9	0	9
Amortisation	- 9	- 7	- 2
Acquisitions and disposals	152	152	—
Total movements	152	145	7
Balance as at January 31, 2003			
Historical cost	193	156	37
Amortisation	- 21	- 7	- 14
Book value	172	149	23

The greater part of the goodwill and the capitalised tenancy rights relating to the stores in France, totalling 18, is being amortised over a period of 20 years.

Tangible fixed assets

	Total	Land and buildings	Other fixed assets	Under construction and payments in advance
Balance as at February 1, 2002				
Historical cost	2,171	972	1,152	47
Depreciation	- 1,036	- 388	- 648	—
Book value	1,135	584	504	47
Movements in book value				
Investments	205	48	139	18
Disposals	- 17	- 12	- 5	0
Net investments	188	36	134	18
Depreciation	- 149	- 34	- 115	0
Acquisitions and disposals	- 71	- 22	- 48	- 1
Total movements	- 32	- 20	- 29	17
Balance as at January 31, 2003				
Historical cost	2,101	924	1,113	64
Depreciation	- 998	- 360	- 638	0
Book value	1,103	564	475	64

Reclassification of a number of technical installations between land and buildings and other fixed assets, involving amount of 46, was made at the start of the year.

The market value of the company-owned property portfolio amounts to approximately 770, and this should be compared with the book value of the property segment, which amounts to 502. For the other activities, the market value is in line with book value.

Financial fixed assets		Previous year
Participating interests	13	14
Amounts receivable from participating interests	1	29
Other securities	14	10
Other amounts receivable	27	–
	55	53

The participating interests include the interests in Betafin, Vendopolis, Alant Medical and Vision Clinics. Also included in participating interests are the Brico interests in France, Spain and Portugal. These interests have been stated at the selling price less the amount paid in advance by Leroy Merlin (leaving a net figure of 0). The amounts receivable from these international companies have also been netted off with the advance payment.

The decrease in the amounts receivable from participating interests relates to an exceptional diminution in value of the group's interests in several Brazilian shopping centres. Other amounts receivable includes a long-term loan of 10 granted to CVC together with the remaining receivable of 17 in respect of settlement of the interests in the Brazilian shopping centres.

Current assets

Stocks
This relates almost exclusively to merchandise.

Debtors		Previous year
Trade debtors	96	97
Corporation tax	72	47
Other amounts receivable	55	45
Prepayments and accrued income	51	52
	274	241

An amount of 9 (7) has been deducted from trade debtors as a provision for doubtful debts. Corporation tax includes 58 (47) in respect of deferred tax assets, of which an amount of 44 is expected to be realised within one year and the remainder within a period of five years.

Loss relief in Germany has not been recognised because of the uncertainty of its realisation.

Current liabilities

Short-term liabilities		Previous year
Trade creditors	243	202
Other taxes and social security contributions	68	83
Other amounts owed	55	65
Accruals and deferred income	213	200
	579	550

Short-term loans		Previous year
Lending institutions	12	46
Repayment of long-term liabilities	259	272
	271	318

Long-term liabilities

	Average effective interest rate	Repayment commitments <1 year	1-5 years	>5 years		Previous year
Subordinated loan	5.3	150	0	0	150	250
Syndicated loan	4.9	102	415	0	517	373
Bridging facilities	—	—	—	—	—	153
Gold and silver loans	2.0	2	0	0	2	13
Other loans	6.0	4	8	15	27	37
Lease commitments	12.9	1	15	7	23	23
		259	438	22	719	849
Of which due in current period					*259*	*272*
Loans longer than 1 year					460	577

The subordinated loan relates to a credit facility from a syndicate of lending institutions. The principal repayable under this loan is subordinated to all liabilities of Vendex KBB. The loan has to be repaid no later than January 22, 2004. The interest payable is variable, depending on the interest period of three or six months opted for by the company, and is based on the relevant interbank interest rate plus a mark-up. The loan becomes callable immediately if the ratio of the operating result before depreciation and amortisation to the total interest charge falls below 3.

Of the amount of the syndicated loan maturing after more than one year, 230 falls due at the end of February 2004. An amount of 185 of the syndicated loan is subject to the condition that the ratio of the net interest-bearing debt to the operating result before depreciation and amortisation does not exceed 3.

As at balance sheet date Vendex KBB satisfied these ratios.

In determining the average effective interest rate, the effects of using interest rate swaps have been taken into account. As at balance sheet date, 658 (726) was outstanding in the form of interest rate swaps. Of these amounts, 477 (658) had a remaining term of one to five years and the remaining contracts matured within one year. These hedging instruments have not been recognised in the balance sheet.

In connection with amounts owed to lending institutions, Vendex KBB and its major group companies have undertaken not to encumber their assets with any collateral rights without prior written authorisation from the lending institutions.

As at balance sheet date Vendex KBB had unutilised credit lines in excess of 330.

Provisions

	Total	Deferred taxation	Pensions and severance	Reorganisations and mergers	Disability benefits	Other
Balance as at February 1, 2002	383	138	59	37	51	98
Added	75	4	11	22	20	18
Utilised	- 64	—	- 19	- 7	- 12	- 26
Released	- 22	—	- 1	- 1	- 13	- 7
Exchange differences	- 3	—	—	- 3	—	—
Acquisitions and deconsolidations	12	- 1	9	- 8	- 5	17
Balance as at January 31, 2003	381	141	59	40	41	100
Of which long-term	*342*	*141*	*50*	*33*	*31*	*87*

The deferred taxation provision largely relates to differences between the value of tangible fixed assets, particularly property, for commercial purposes and for tax purposes.

The provision for additional pension and severance liabilities concerns an amount of 34 (34) in respect of unfunded pension commitments largely already in payment and an amount of 25 (25) in respect of severance payments under redundancy schemes and early retirement schemes.

Other provisions relates to unrealistic rents 12 (13), environmental risks 7 (7), sundry guarantee commitments 5 (11) and a variety of other risks. Also included are commitments under loyalty programmes 18 (16) and the commitments in respect of extended guarantee policies 11 (11) among other things.

Commitments and contingent liabilities not shown in the balance sheet

Group companies have commitments of 42 (63) relating to repurchase declarations and guarantees which are not shown in the balance sheet. These mainly relate to franchisees and affiliated businesses. Vendex KBB has also given guarantees totalling 44 (88) to a number of banks on behalf of participating interests outside the Netherlands.

The group companies have entered into long-term rental and lease contracts in respect of buildings and other fixed assets. As at January 31, 2003, on the basis of a discount factor of 5% (5%), the net present value of the future commitments amounted to 1,455 (1,325), of which 260 (275) is payable within one year, 710 (675) between one and five years and 485 (375) after five years.

As collateral for the performance of its obligations vis-à-vis Leroy Merlin under the terms of the agreed sale of the Brico companies operating the DIY chains in France, Spain and Portugal, Vendex KBB has pledged 75% of the shares of Brico Belgium NV to Leroy Merlin.

A lawsuit is pending relating to the merger between Vendex N.V. and N.V. Royal Bijenkorf Beheer KBB which was formalised on July 16, 1999. The suit claims annulment of the merger or alternatively a judgment awarding damages. In an interim judgment, the court ruled that expert advice be sought. The company has instituted appeal proceedings against this judgment. The company does not consider it necessary to form a provision in respect of this lawsuit.

Notes to the Consolidated Profit and Loss Account

Segmentation

	HEMA		V&D		Bijenkorf		DIY [2]	
		Prev. year		Prev. year		Prev. year		Prev. year
Intangible fixed assets							149	4
Other fixed assets	107	102	217	201	47	48	120	85
Stocks	86	103	97	122	71	63	183	109
Other current assets	43	46	38	41	17	15	72	31
Total assets	*236*	*251*	*352*	*364*	*135*	*126*	*524*	*229*
Short-term liabilities	93	113	83	85	45	48	192	64
Operating and other provisions	17	20	88	85	5	5	26	2
Operating capital	*126*	*118*	*181*	*194*	*85*	*73*	*306*	*163*
Net turnover	933	924	856	890	420	406	1,066	737
Netherlands	*872*	*871*	*856*	*890*	*420*	*406*	*756*	*737*
Belgium & Luxembourg	*60*	*53*					*310*	
Germany	*1*							
France								
Other countries								
Result on retail operations	37	32	- 59 [1]	12	2	17	78	57
Amortisation of goodwill							- 7	0
Result on disposal of property								
Operating result	37	32	- 59	12	2	17	71	57
Depreciation and amortisation of goodwill	21	22	35	28	13	12	29	13
Investments	- 27	- 36	- 56	- 50	- 14	- 17	- 27	- 20
Acquisition and disposal of securities							- 150	- 21
Movements in operating working capital	- 3	15	28	- 44	- 12	- 5	6	6
Other operating movements	0	1	5	22	- 1	0	- 2	7
Cash flow before financing and taxation	28	34	- 47	- 32	- 12	7	- 73	42
Operating margin	4.0	3.5	- 6.9	1.3	0.5	4.2	7.3	7.7
Return on operating capital	29.4	27.1	- 32.6	6.2	2.4	23.3	25.5	35.0
Number of employees (average)	10,900	10,900	15,000	15,500	4,100	4,000	6,000	3,800
Number of FTE employees (year-end)	5,791	5,720	8,532	8,941	2,891	2,876	4,236	2,635

Notes to the segmentation

1) V&D's operating result on retail activities is affected by a non-recurring charge of approximately 48 for the revitalisation of V&D.

2) The DIY figures include the consolidation of the Brico figures as from April 1, 2002.

3) The other fixed assets under the heading of other activities/holding company mainly comprise financial fixed assets (see note on page 51); the other current assets largely concern the tax asset (see page 53). The result on the other activities/holding company includes a non-recurring charge of 15 for the restructuring and streamlining of Vendex KBB IT Services.

4) The result on discontinued activities is made up of a.) a net book profit of 145 on the disposal of the six operating companies to CVC, b.) an operating result before tax of 21 for these companies in respect of the first six months, c.) The result of -3 for America Today, of which -2 represents the operating result before tax and d.) the Dixtone operating result of -1 up to the date of closure of this business. The comparative figure for discontinued activities includes in addition to the above companies the figures relating to the activities of Kijkshop Belgium and the American toy chain FAO Schwarz discontinued in the previous year.

Fashion		Consumer electronics		Property		Other activities/ holding company [3]		Continued activities		Discontinued activities		Consolidated	
	Prev. year		Prev. year		Prev. year		Prev. year		Prev. year		Prev. year		Prev. year
21	14			2	2			172	20			172	20
66	58	38	38	502	500	61	59	1,158	1,091		97	1,158	1,188
47	54	92	98			16	19	592	568		140	592	708
16	19	14	24	5	15	107	70	312	261	4	47	316	308
150	*145*	*144*	*160*	*509*	*517*	*184*	*148*	*2,234*	*1,940*	*4*	*284*	*2,238*	*2,224*
42	43	59	69	4	13	60	21	578	456	1	94	579	550
7	7	11	19			210	198	364	336	17	47	381	383
101	*95*	*74*	*72*	*505*	*504*	*- 86*	*- 71*	*1,292*	*1,148*	*- 14*	*143*	*1,278*	*1,291*
455	424	589	590			38	47	4,357	4,018	360	940	4,717	4,958
197	*190*	*589*	*590*			*30*	*30*	*3,720*	*3,714*	*349*	*697*	*4,069*	*4,411*
90	*87*					*3*	*9*	*463*	*149*	*9*	*34*	*472*	*183*
69	*68*					*5*	*7*	*75*	*75*	*2*	*5*	*77*	*80*
95	*76*							*95*	*76*			*95*	*76*
4	*3*						*1*	*4*	*4*		*204*	*4*	*208*
46	44	25	14	40	37	- 31	- 7	138	206	162 [4]	- 119	300	87
								- 7	0			- 7	0
				11	14			11	14			11	14
46	44	25	14	51	51	- 31	- 7	142	220	162	- 119	304	101
15	12	8	7	21	21	5	5	147	120	11	29	158	149
- 26	- 31	- 14	- 14	- 27	- 20	- 7	- 7	- 198	- 195	- 16	- 29	- 214	- 224
						- 20		- 170	- 21	151	156	- 19	135
9	10	- 2	14	- 1		40	- 19	65	- 23			65	- 23
- 2	- 14	5	- 7	5	19	1	19	11	47			11	47
42	21	22	14	49	71	- 12	- 9	- 3	148	308	37	305	185
10.1	10.4	4.2	2.4					3.2	5.1			6.4	1.8
45.5	46.3	33.8	19.4	7.9	7.3			10.7	17.9			23.5	6.7
5,000	4,700	2,500	2,600			600	700	44,100	42,200	4,400	10,800	48,500	53,000
3,194	3,099	2,081	2,084			468	598	27,193	25,953		5,100	27,193	31,053

Salaries and social security charges

	Continued	Discontinued	Total	Previous year Continued	Previous year Discontinued	Previous year Total
Salaries	625	53	678	582	146	728
Social security charges	132	7	139	119	12	131
Pension schemes	47	2	49	19	6	25
	804	62	866	720	164	884

The increase in salaries and social security charges, including the costs of pension schemes of the continued activities, was largely due to the acquisition of Brico, which has been included in the consolidation as from April 1, 2002.

The pension scheme costs were higher as a result of the increased pension contributions and the costs of the newly introduced 'pre-pension' scheme, which replaces the existing early retirement schemes.

The table below gives a geographical analysis of the numbers of employees with a permanent contract of employment according to the regions where Vendex KBB is active. For full details per business unit, reference is made to the segmentation shown on page 54.

Number of employees as at year-end

		Previous year
Netherlands	38,500	38,800
Belgium & Luxembourg	3,300	1,200
Germany	1,200	1,100
France	800	700
Other countries	100	100
Discontinued activities	—	8,600
	43,900	50,500

Financial income and expenses

		Previous year
Interest income and expense	- 50	- 51
Exchange differences	1	0
	- 49	- 51

Changes in value

		Previous year
Results on the disposal of financial fixed assets, net	1	6
Other changes in value	- 17	0
	- 16	6

The changes in value mainly relate to the write-down of an interest in shopping centres in Brazil.

Extraordinary expenses

The extraordinary expenses for the previous year relate to a non-recurring payment of 73 (48 after tax) in connection with the merger of the Vendex KBB pension funds.

Taxation		%	Previous year	%
Result on ordinary activities before tax	239	100	56	100
34.5% tax	82	35	20	35
Tax losses carried forward	- 2	- 1	- 25	- 44
Tax losses outside the Netherlands not recognised	2	1	1	- 2
Effect of different rates of taxation in other countries	0	0	1	- 2
Tax-exempt income	- 47	- 20	- 2	4
Effective taxation on ordinary activities	35	15	- 5	- 9
Effective taxation on extraordinary expenses			- 25	

The low tax burden in the year under review was mainly due to the tax-exempt income from the sale of the six operating companies to CVC; the standard rate of taxation has been applied to the operating result on the discontinued activities. The tax recovery in the previous year was mainly accounted for by the carry-forward of the liquidation losses of the subsidiaries outside the Netherlands.

Net earnings per ordinary share		Previous year
Net profit	202	13
Dividend on preference shares	0	- 1
Net profit attributable to holders of ordinary shares	202	12
Average number of ordinary shares in issue (in millions)	90.5	92.4
Net earnings per ordinary share (in euros)	2.23	0.13

As at balance sheet date, the outstanding options on depositary receipts for ordinary shares do not have any material diluting effect on net earnings per ordinary share.

Notes to the Consolidated Cash Flow Statement

in millions of euros

The balance sheet movements have been included in the cash flow statement as follows:

	Changes in balance sheet	Business operations	Financial income and expenses and taxation	Investments in group companies	Disposals of group companies	Other investments	Financing activities
Results	202	142	- 84	—	162	- 18	—
Intangible fixed assets	- 152	9	—	- 152	—	- 9	—
Tangible fixed assets	32	138	—	- 27	93	- 172	—
Financial fixed assets	- 2	—	—	—	—	- 2	—
Stocks	116	46	—	- 71	141	—	—
Debtors	- 33	- 13	6	- 46	12	8	—
Short-term liabilities	29	18	- 3	103	- 89	—	—
Provisions	- 2	- 20	6	23	- 11	—	—
Subtotal	*190*	*320*	*- 75*	*- 170*	*308*	*- 193*	—
Long-term and short-term loans	- 130	—	—	20	—	—	- 150
Group equity	- 51	—	- 1	—	4	—	- 54
Total cash flows	*9*	*320*	*- 76*	*- 150*	*312*	*- 193*	*- 204*

The cash flow statement can be reconciled with the cash flow before financing and taxation for the continued activities as shown in the segmentation (see page 54) in the following manner:

			Previous year	
Total cash flows		9		- 51
Corrections for:				
Cash flow from financing activities	204		108	
Cash flow from disposals of group companies	- 312		- 27	
Cash flow from financial income and expenses and taxation	76		53	
Cash flow from extraordinary expenses	—		73	
Movement in cash held in the stores	25		5	
Other corrections and exchange differences	- 5		- 13	
		- 12		199
Cash flow before financing and taxation for the continued activities as per segmentation		- 3		148

Financial instruments

In the course of its ordinary activities Vendex KBB makes use of financial instruments, accounted for as assets and liabilities in the balance sheet, and also of financial derivatives.

The financial instruments included in the balance sheet consist almost entirely of the financial fixed assets, trade debtors, other amounts receivable, cash, long-term liabilities and short-term liabilities. The estimated market value of these financial instruments approximates their book value.

In order to limit the impact on results of fluctuations in interest rates and exchange rates, the company employs interest rate swaps, forward rate agreements and collars. These financial derivatives either fix the interest rate or limit the risk of changes in the interest rate to agreed upper and lower limits. The market value of these financial derivatives represents a liability of 19 (receivable of 2). These instruments are not carried in the balance sheet.

Financial derivatives used to hedge interest rate risks and exchange risks on current purchase orders are not included in the balance sheet but are netted off with the hedged transactions. Cash flows from transactions involving financial derivatives are recognised as financial income and expenses in the period up to the maturity of the instruments concerned.

In the case of premature redemption of loans, the market value of any redundant hedge is ascertained and the gains and losses represented by that position are recognised in the profit and loss account for the year.

The gold loan, the principal of which is expressed in quantities, has been concluded with the object of absorbing fluctuations in the value of gold stocks held by one of the Vendex KBB formats.

The credit risk consists of the loss that would be incurred in the event of default of parties to contracts. Vendex KBB is not exposed to any significant credit risk with regard to its individual customers or counterparties. There is also a credit risk in the event of default by counterparties to financial derivatives contracts. This is, however, unlikely, given the creditworthiness of the counterparties with which financial derivatives are contracted.

Company Balance Sheet as at January 31, 2003

before profit appropriation

in millions of euros			Previous year	
Fixed assets				
Financial fixed assets		1,807		1,910
Current assets				
Debtors	64		59	
Cash	0		57	
	64		116	
Current liabilities				
Short-term liabilities	- 286		- 427	
Short-term loans	- 591		- 658	
	- 877		- 1,085	
		- 813		- 969
		994		941
Financed by:				
Long-term liabilities				
Subordinated loan	—		250	
Other loans	415		275	
		415		525
Provisions		32		20
Shareholders' equity				
Issued share capital	3		3	
Share premium reserve	255		263	
Revaluation reserve	12		13	
Statutory reserve	2		4	
Other reserves	275		113	
		547		396
		994		941

Company Profit and Loss Account

for the financial year February 1, 2002, to January 31, 2003

in millions of euros		Previous year
Results of participating interests after tax	202	13
Other results after tax	0	0
Net profit	202	13

Notes to the Company Balance Sheet and Profit and Loss Account

Policies for valuation and determination of results

The participating interests in group companies are shown at net asset value established according to the accounting policies stated in the notes to the consolidated financial statements. The other assets and liabilities are valued and the results are determined according to the accounting policies stated in the notes to the consolidated financial statements.

Fixed assets

Financial fixed assets		Previous year
Participating interests in group companies	1,149	918
Amounts receivable from group companies	649	971
Amounts receivable from other participating interests	9	21
	1,807	1,910

	Total	Participating interests	Receivables	
		Group companies	Group companies	Other participating interests
Balance as at February 1, 2002	1,910	918	971	21
New advances and repayments, net	- 238	25	- 269	6
Share in net results	202	202	—	—
Dividends received	—	—	—	—
Disposals	- 71	—	- 53	- 18
Exchange differences	4	4	—	—
Balance as at January 31, 2003	1,807	1,149	649	9

Current assets

Short-term liabilities		Previous year
Group companies	267	414
Accruals and deferred income	19	13
	286	427

Short-term loans		Previous year
Lending institutions	335	389
Other long-term liabilities	256	269
	591	658

Long-term liabilities

	Average effective interest rate	Repayment commitments <1 year	1-5 years	>5 years		Previous year
Subordinated loan	5.3	150	—	—	150	250
Syndicated loan	4.9	102	415	—	517	373
Bridging facilities	2.0	2	—	—	2	153
Gold and silver loans	7.2	2	—	—	2	13
Other loans	—	—	—	—	—	5
		256	415	—	671	794
Of which due in current period					*256*	*269*
Loans longer than 1 year					415	525

Provisions

The provisions include 29 (17) for deferred tax liabilities. The other provisions relate to a variety of risks.

Shareholders' equity

The authorised capital of 12 (12) and the issued capital have the following composition:

	Authorised capital		Issued capital		
Class of share	Number	Nominal value	Number	Amount	
		€			Prev. year
Ordinary shares	340,000,000	0.02	91,370,682	2	2
Class B preference shares	30,000	40.00	21,000	1	1
Class C preference shares	40,000	100.00	—	—	—
Total				3	3

Own shares held by the company		Previous year
Ordinary shares		
Balance as at February 1	2,709,500	50,000
Decrease due to stock dividend		- 50,000
Cancellation of shares	- 2,709,500	—
Repurchase of own shares	2,062,068	2,709,500
Balance as at January 31	2,062,068	2,709,500

The average price for the repurchase of ordinary shares was € 9.43 (€ 9.44). During the course of the year, 1,509,906 depositary receipts for ordinary shares were repurchased in connection with the current stock option programme.

Share premium reserve		Previous year
Ordinary shares		
Balance as at February 1	263	263
Cancellation of shares	- 8	0
Balance as at January 31	255	263
Preference shares		
Balance as at February 1	—	105
Cancellation of preference shares	—	- 105
Balance as at January 31	—	—
Total	255	263

An amount of 196 (196) of the share premium reserve in respect of ordinary shares is not recognised by the tax authorities as having been paid up.

Revaluation reserve			Previous year	
Balance as at February 1	13		16	
Movements during the year	- 1		- 3	
Balance as at January 31		12		13

Statutory reserves			Previous year	
Retained profits of participating interests				
Balance as at February 1	4		4	
Movements in retained profits during the year	- 2		0	
Balance as at January 31		2		4

Other reserves		Previous year
Balance as at January 31	113	87
Repurchase of depositary receipts for Class A preference shares	—	- 22
Cancellation of Class A preference shares	—	105
Repurchase of depositary receipts for own ordinary shares	- 19	- 26
Exchange differences	3	- 10
Other movements	11	3
Net profit	202	13
Final dividend paid in respect of previous year	- 19	- 16
Interim dividend paid	- 16	- 21
Balance as at January 31	275	113

Stock option scheme
In the year under review, the company granted option rights on depositary receipts for ordinary shares to some 100 executive officers and senior management staff. The object of this stock option scheme is to align the interests of the company's management and its shareholders by providing a supplementary form of performance-related remuneration encouraging a long-term view of the company's performance, thus increasing shareholder value. The exercise price is the market price at the time of acceptance of the options. The number of options granted is as a rule in proportion to the fixed remuneration (ranging from 60% to 150%) divided by the exercise price. The allocation of stock options is also limited to 1% of the number of ordinary shares in issue in any given year. The company may repurchase the depositary receipts for ordinary shares needed for exercise of the option rights in order to avoid dilution of earnings per share as a result of the scheme. As at January 31, 2003, the company had repurchased 1,509,906 depositary receipts for ordinary shares in connection with the stock option scheme. At the end of the year under review, the members of the Supervisory Board did not hold any options on depositary receipts for ordinary shares of Vendex KBB.

Options granted up to year-end 1998 relate to shares of Vendex International N.V. before the demergers of Vedior and Vendex Food Groep and now confer the right to a combination of 1 Vendex KBB share, 0.9868 of a Vedior N.V. share and 0.7 of a Laurus N.V. share.

The balances and movements in the options under the above stock option scheme are shown below:

Series		First exercise date	Expiry date	Exercise price	February 1 2002	Granted	Lapsed	January 31 2003
Board of Management								
P. E. Hamming								
	1997 [1]	April 18, 1997	April 17, 2002	41.75	22,448		- 22,448	
	1998 [1]	May 29, 1998	April 10, 2003	61.03	25,901			25,901
	1999 [2]	May 17, 1999	May 14, 2004	23.80	63,469			63,469
	2000 [2]	April 14, 2000	April 13, 2005	17.80	80,503			80,503
	2001	April 12, 2001	April 11, 2006	15.60	50,177			50,177
	2002	April 12, 2002	April 11, 2009	13.90		59,352		59,352
J.B.J.M. Hunfeld								
	2001	April 12, 2001	April 11, 2006	15.60	34,906			34,906
	2002	April 12, 2002	April 11, 2009	13.90		42,086		42,086
M.H.M. Smits								
	1999 [2]	May 17, 1999	May 14, 2004	23.80	21,448			21,448
	2000 [2]	April 14, 2000	April 13, 2005	17.80	47,793			47,793
	2001	April 12, 2001	April 11, 2006	15.60	35,560			35,560
	2002	April 12, 2002	April 11, 2009	13.90		42,086		42,086
Former members								
	1997 [1]	April 18, 1997	April 17, 2002	41.75	28,318		- 28,318	
	1998 [1]	May 29, 1998	April 10, 2003	61.03	61,282			61,282
	1999	May 17, 1999	May 14, 2004	23.80	102,471			102,471
	2000	April 13, 2005	April 13, 2005	17.80	89,680			89,680
Total for Board of Management					***663,956***	***143,524***	***- 50,766***	***756,714***
Other staff								
	1997 [1]	April 18, 1997	April 17, 2002	41.75	60,493		- 60,493	
	1998 [1]	April 10, 1998	April 10, 2003	60.54	78,068		- 4,166	73,902
	1999 [2]	May 17, 1999	May 14, 2004	23.80	201,813		- 23,715	178,098
	1999	May 14, 2004	May 14, 2004	23.80	68,725		- 1,944	66,781
	2000 [2]	April 14, 2000	April 13, 2005	17.80	245,068		- 39,531	205,537
	2000	April 13, 2005	April 13, 2005	17.80	140,076			140,076
	2001	April 12, 2001	April 11, 2006	15.60	523,888		- 56,943	466,945
	2001	Nov. 1, 2001	Oct. 31, 2006	8.15	26,726			26,726
	2002	April 12, 2002	April 11, 2009	13.90		598,215		598,215
Total for other staff					***1,344,857***	***598,215***	***- 186,792***	***1,756,280***
Total					**2,008,813**	**741,739**	**- 237,558**	**2,512,994**

1) Vendex International Options; the company pays the income tax on the options granted (for this series, the marginal rate of taxation on 7.5% of the exercise price) if the share price has not been in the money including the tax paid for a period of three months during the period in which the options can be exercised and as long as employment with the company has not been terminated. Financing costs incurred by the person concerned are reimbursed.

2) The company pays 5/8 (12.5% of the 20%) of the income tax payable on the options granted (for this series, the marginal rate of taxation on 20% of the exercise price), provided the recipient is still in the employment of the company three years after accepting the options. The company also pays 3/8 (7.5% of the 20%) of the income tax payable on the options granted if the share price has not been in the money including the tax paid for a period of three months during the period in which the options can be exercised and as long as employment with the company has not been terminated. Financing costs incurred by the person concerned are reimbursed.

Shares held by members of the Board of Management and Supervisory Board

Mr P. E. Hamming (Board of Management) and Mrs K.M.H. Peijs (Supervisory Board) hold 79,244 and 223 depositary receipts for ordinary shares of Vendex KBB, respectively.

Remuneration of members of the Board of Management

New legislation relating to the disclosure of management pay has resulted in a different method of accounting for the remuneration of members of the Board of Management. The table below includes:

- the salary expenses relating to the year under review and the bonus for the year payable after the end of the year. Previously, the bonus disclosed was that actually paid in the year under review. The amount of the bonus essentially reflects earnings per share.
- the bonus column also includes the amounts paid in respect of taxation and interest on option rights granted in the past, as described in the notes to the stock option scheme. For the year under review, this concerns an amount of 288 for Mr Hamming, an amount of 92 for Mr Smits and an amount of 4 for the former members of the Board of Management.
- the actual pension charges; previously, an average pension contribution was calculated on an actuarial basis for the members of the Board of Management, as applicable to all the senior management of Vendex KBB.
- the total amounts for the previous year, restated in accordance with the new system.

in thousands of euros	Salary	Bonus	Pension	Total	Previous year Total
P.E. Hamming	555	563	280	1,398	2,093
J.B.J.M. Hunfeld	395	195	101	691	520
M.H.M. Smits	395	288	86	769	714
Former Board of Management members	—	4	—	4	30
Total	1,345	1,050	467	2,862	3,357

Remuneration of members of the Supervisory Board

The members of the Supervisory Board received the following remuneration (which is not performance-related).

in thousands of euros		Previous year
H. Langman, chairman	37	32
F.A. Maljers, vice-chairman	33	25
J. den Hoed, audit committee chairman	33	25
J.M.M. Maeijer	29	25
Mrs K.M.H. Peijs	29	25
H.A.P.M. Pont	29	25
Mrs S.C. Tóth	29	25
Total	219	182

Commitments not shown in the balance sheet

The company has issued declarations of joint and several liability for amounts owed by nearly all its consolidated participating interests in the Netherlands arising out of lawful transactions. These liabilities are included in the consolidated balance sheet.

Amsterdam, April 7, 2003

Board of Management

P. E. Hamming, chairman
J.B.J.M. Hunfeld
M.H.M. Smits

Supervisory Board

H. Langman, chairman
F. A. Maljers, vice-chairman
J. den Hoed, audit committee chairman
J.M.M. Maeijer
Mrs K.M.H. Peijs
H.A.P. M. Pont
Mrs S.C. Tóth

Other Information

Auditors' report

Introduction
We have audited the 2002/03 financial statements of Royal Vendex KBB N.V., Amsterdam. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by the company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion these financial statements give a true and fair view of the financial position of the company as at January 31, 2003, and of the result for the year then ended in accordance with the accounting policies generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2, of the Netherlands Civil Code.

Amsterdam, April 7, 2003

KPMG Accountants N.V.

Provisions of the Articles of Association concerning profit appropriation

As regards the more important of the applicable provisions relating to profit appropriation, Article 31 of the Articles of Association contains the following stipulations:

Each year the Board of Management, with the approval of the Supervisory Board, shall decide what portion of the profit available for distribution shall be appropriated to the reserves. Then, first of all, to the extent that the remaining profit so permits, a distribution of € 3.20 per share shall be made on the Class B preference shares. The part of the profit remaining after the appropriation to reserves and after the distribution on the preference shares shall be distributed as dividend on the ordinary shares.

Proposed profit appropriation		Previous year
Net profit	202	13
Added to reserves	156	12
Available for dividend distribution	46	1
Dividend distribution:		
on Class A and Class B preference shares	0	1
on the ordinary shares in issue	46	47

The Board of Management, with the approval of the Supervisory Board, will be putting a resolution before the General Meeting of Shareholders appropriating 156 out of the net profit for the 2002/03 financial year to reserves, leaving 46 for dividend distribution. After distribution of the dividend on Class B preference shares, it is proposed to distribute € 0.51 per ordinary share (depositary receipt), less the interim dividend of € 0.18 declared in September 2002. The final dividend on ordinary shares will be made payable entirely in cash.

Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB

Report to holders of depositary receipts
In compliance with the provisions of Article 15, paragraph 2, of the conditions of administration for the registered ordinary shares of Royal Vendex KBB N.V. dated May 26, 1995, as last amended on August 6, 2001, we report as follows to holders of depositary receipts.

During the reporting period 2002/03, the Stichting performed only those activities that were connected with the administration of registered ordinary shares for which bearer depositary receipts have been issued.

As at January 31, 2003, registered ordinary shares of € 0.02 nominal value totalling a nominal amount of € 1,760,058.32 had been taken into administration, in return for which 88,002,916 bearer depositary receipts of € 0.02 nominal value had been issued.

The Executive Committee of the Stichting consists of:
J.L.M. Bartelds (chairman),
H.G. van Everdingen,
P.E. Hamming,
H. Langman and
H. Zwarts.

The activities connected with the administration of the shares are performed by the chief accountant of the Stichting, N.V. Algemeen Nederlands Trustkantoor ANT, Amsterdam.

Amsterdam, April 7, 2003

Executive Committee of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB

Declaration of independence
The Board of Management of Royal Vendex KBB N.V. and the Executive Committee of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB hereby declare that they are jointly of the opinion that the requirements with regard to the independence of the members of the Executive Committee of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB as referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam N.V., Amsterdam, have been complied with.

Amsterdam, April 7, 2003

Board of Management of Royal Vendex KBB N.V.

Executive Committee of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB

Stichting Administratiekantoor van preferente aandelen B Koninklijke Vendex KBB

During the reporting period 2002/03, the Stichting performed only those activities that were connected with the administration of preference shares of Royal Vendex KBB. As at January 31, 2003, registered Class B preference shares of € 40 nominal value totalling a nominal amount of € 840,000 had been taken into administration, in return for which 21,000 registered depositary receipts of € 40 nominal value had been issued.

The Executive Committee of the Stichting consists of:
H. Langman (chairman),
M.A. van Alphen,
P. E. Hamming,
J.M.M. Maeijer and
N.J. Westdijk.

Amsterdam, April 7, 2003

Executive Committee of Stichting Administratiekantoor van preferente aandelen B Koninklijke Vendex KBB

Stichting Preferente aandelen C Koninklijke Vendex KBB

The Executive Committee of the Stichting consists of:
A.A. Loudon (chairman),
M.W. den Boogert,
P. E. Hamming,
H. Langman and
R.A.H. van der Meer.

A put and call option contract has been concluded between the Stichting and Royal Vendex KBB N.V., obliging or entitling the Stichting to acquire Class C preference shares in the capital of Royal Vendex KBB N.V. up to a maximum corresponding to 50% of the share capital in the form of ordinary shares and Class B preference shares in issue prior to exercise of the option. As at balance sheet date, no Class C preference shares had been issued.

Royal Vendex KBB N.V. and the members of the Executive Committee of the Stichting are jointly of the opinion that the Stichting is independent of Royal Vendex KBB N.V., as referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam N.V., Amsterdam.

Amsterdam, April 7, 2003

Board of Management of Royal Vendex KBB N.V.

Executive Committee of Stichting Preferente aandelen C Koninklijke Vendex KBB

Supervisory Board

H. Langman * **, 1931, Dutch.
Member of the Supervisory Board since 1991 and chairman since 1992.
Formerly member of the Board of Management of Algemene Bank Nederland N.V. and currently member of the Supervisory Boards of Hal-Holding N.V., Van Lanschot Bankiers N.V. and IHC-Caland N.V.

F.A. Maljers *, 1933, Dutch.
Member of the Supervisory Board since 1997 and vice-chairman since 1998.
Formerly chairman of the Board of Management of Unilever N.V. and currently chairman of the Supervisory Board of KLM, member of the Supervisory Board of SHV Holdings N.V. and non-executive director of BP, London.

J. den Hoed * **, 1937, Dutch.
Member of the Supervisory Board since 1998.
Formerly Chief Financial Officer at Akzo Nobel N.V. and Currently Member of the Supervisory Boards of ASM International N.V. and N.V. Verenigde Streekvervoer Nederland (Connexxion).
Member of the Council for Annual Reporting in the Netherlands.

J.M.M. Maeijer, 1932, Dutch.
Member of the Supervisory Board since 1973.
Formerly Professor of Commercial Law at the University of Nijmegen, chairman of the Ministerial Advisory Committee on Company Law and member of the Financial and Economic Council of Beroepspensioenfondsen Artsen.

Mrs K.M.H. Peijs, 1944, Dutch.
Member of the Supervisory Board since 1996.
Member of the European Parliament (CDA/EVP), member of the Supervisory Boards of Aegon N.V., DaimlerChrysler Nederland B.V., Schouten en Nelissen B.V. and Solvay Pharma and Solvay Draka, member of the Supervisory Board of MCA Alkmaar, chairman of Stichting Alzheimer Nederland and member of the Central Committee for Statistics.

H.A.P.M. Pont**, 1938, Dutch.
Member of the Supervisory Board since 1998.
Director General of the Government Institute for Public Health and the Environment (RIVM), member of the Supervisory Council of the Central Office for Driving Licences, member of the Executive Committee of Diabetesfonds Nederland (DFN) and member of the Executive Committee of Stichting PUM (Project Uitzending Managers).

Mrs S.C. Tóth, 1944, Dutch.
Member of the Supervisory Board since 1998.
President of Tóco USA and Tóco d'Azur, member of the Executive Committee of the Rotterdam Philharmonic Orchestra, member of the Supervisory Council of the National Museum of Antiquities, chairman of Young Pianist Foundation and chairman of the National Youth Orchestra.

* Member of the remuneration committee
** Member of the audit committee

Principal Companies

Number of outlets as at January 31		Sales area in m²		
2003	2002	2003	2002	
289	**279**	**294,050**	**286,950**	**HEMA**
260	255	270,975	268,275	Netherlands
132	*127*	*132,700*	*130,000*	*own stores*
128	*128*	*138,275*	*138,275*	*affiliated businesses*
27	24	21,075	18,675	Belgium
2	—	2,000	—	Germany
86	**85**	**354,300**	**351,275**	**V&D**
70	69	343,400	341,875	Department stores Independent
16	16	10,900	9,400	La Place restaurants
11	**10**	**99,675**	**93,650**	**BIJENKORF**
304	**204**	**852,475**	**600,600**	**DIY**
117	**117**	**457,850**	452,925	**Praxis**
88	*88*	*370,075*	*370,675*	*own stores*
29	*29*	*87,775*	*82,250*	*affiliated businesses*
81	**82**	**134,300**	132,175	**Formido**
5	*1*	*8,875*	*1,775*	*own stores*
76	*81*	*125,425*	*130,400*	*affiliated businesses*
101	—	**244,825**	—	**Brico** *(Belgium)*
43	—	*164,100*	—	*own stores*
58	—	*80,725*	—	*affiliated businesses*
5	**5**	**15,500**	15,500	**Others**

Number of outlets as at January 31		Sales area in m²		
2003	2002	2003	2002	
668	**640**	**112,650**	**108,950**	**FASHION**
27	**26**	**5,700**	**5,500**	**Claudia Sträter**
18	17	4,000	3,800	Netherlands
9	9	1,700	1,700	Belgium & Luxembourg
256	**252**	**29,375**	**29,025**	**Hunkemöller**
121	120	14,000	13,875	Netherlands
87	*86*	*10,700*	*10,575*	*own stores*
34	*34*	*3,300*	*3,300*	*affiliated businesses*
67	66	7,675	7,375	Belgium & Luxembourg
54	52	6,350	6,350	Germany
10	10	850	850	Denmark
4	4	500	575	France
385	**362**	**77,575**	**74,425**	**M&S Mode**
128	128	25,950	26,750	Netherlands
62	62	13,000	13,000	Belgium & Luxembourg
82	79	16,875	16,375	Germany
111	93	21,325	18,300	France
2	—	425	—	Spain
304	**308**	**112,700**	**113,375**	**CONSUMER ELECTRONICS**
134	**129**	**16,550**	**15,975**	**Dixons**
128	*121*	*15,825*	*15,025*	*own stores*
6	*8*	*725*	*950*	*affiliated businesses*
34	**31**	**6,000**	**5,450**	**Dynabyte**
74	**71**	**45,475**	**41,575**	**It's**
56	**73**	**41,625**	**48,225**	**Modern Electronics**
6	**4**	**3,050**	**2,150**	**Prijstopper**
				OTHER ACTIVITIES
11	**11**	**1,575**	**1,575**	**Schaap & Citroen**
1,673	**1,537**	**1,827,425**	**1,556,375**	**TOTAL**

HEMA

HEMA, Frankemaheerd 2, 1102 AN Amsterdam, tel. +31 20-3114 411


V&D

Vroom & Dreesmann, Spaklerweg 52, 1096 BA Amsterdam, tel. +31 20-5959 111


deBijenkorf

de Bijenkorf, Frankemaheerd 6, 1102 AN Amsterdam, tel. +31 20-3129 700


PRAXIS

Praxis, Wildenborch 9, 1112 XB Diemen, tel. +31 20-3983 333


Formido
BOUWMARKTEN

Formido, Watergoorweg 65, 3861 MA Nijkerk, tel. +31 33-2474 547


BRICO

Brico, Zelliksesteenweg 65, 1082 Brussels, België, tel. +32 - 2 4679 200


M&S

M&S Mode, Basisweg 52, 1043 AP Amsterdam, tel. +31 20-5809 911


hunkemoller
for AnyBody

Hunkemöller, Liebergerweg 28, 1221 JS Hilversum, tel. +31 35-6465 588

claudia sträter

Claudia Sträter, Stammerhove 1, 1112 VA Diemen, tel. +31 20-6954 041


Dixons
www.dixons.nl

Dixons, Goudenheuvel 47, 5234 GA Den Bosch, tel. +31 73-6460 700


DYNABYTE
ONE STOP COMPUTERSHOP

Dynabyte, Voltastraat 11f, 8013 PM Zwolle, tel. +31 38 - 4603 233



It's, Beelaerts van Bloklandstraat 14, 5042 PM Tilburg, tel. +31 13-5945 200


MODERN
ELECTRONICS

Modern Electronics, Beelaerts van Bloklandstraat 14, 5042 PM Tilburg, tel. +31 13-5945 100


PRIJS TOPPER
ELEKTRONICA MARKT

Prijstopper, Beelaerts van Bloklandstraat 14, 5042 PM Tilburg, tel. +31 13 - 5945 100

SCHAAP-/-CITROEN

Schaap & Citroen, Koningin Wilhelminaplein 30, 1062 KR Amsterdam, tel. +31 20-3463 400



Royal Vendex KBB N.V.
De Klencke 6
1083 HH Amsterdam
PO Box 7997
1008 AD Amsterdam
Netherlands
Tel. +31 20 549 0500
internet: www.vendexkbb.com